Deutsche Bank
Earnings Report as of September 30, 2024

Exhibit 99.1

Deutsche Bank

# Earnings Report as of September 30, 2024

Deutsche Bank
Earnings Report as of September 30, 2024

Content

Strategy
Group results
Segment results
Consolidated balance sheet
Outlook
Risks and Opportunities
Risks
Opportunities
Risk information
Additional information
Management and Supervisory Board
Events after the reporting period
Basis of preparation/impact of changes in accounting principles
Total net revenues
Earnings per common share
Consolidated statement of comprehensive income
Provisions
Non-GAAP financial measures
Imprint

Deutsche Bank
Earnings Report as of September 30, 2024

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Deutsche Bank
Earnings Report as of September 30, 2024

Strategy

The following section provides an update on the progress of Deutsche Bank’s strategy implementation in the third quarter of 2024 and should be read in conjunction with the Strategy section provided in the Annual Report 2023.

Global Hausbank

Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank to its clients around the world, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges.

Deutsche Bank’s key performance indicators 2025

Financial targets and capital objectives for 2025

Financial targets:

  – Post-tax return on average tangible equity of above 10% for the Group
  – Compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5%
  – Cost/income ratio of less than 62.5%

Capital objectives:

  – Common Equity Tier 1 capital ratio of approximately 13%
  – 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets as well as the bank’s capital objectives for 2025.

Adjusted costs and post-tax return on average tangible equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Progress on strategy implementation

Through disciplined execution, Deutsche Bank made progress on all dimensions of its accelerated Global Hausbank strategy during the third quarter of 2024 by progressing on revenue growth and operational and capital efficiency, thereby improving performance and operating leverage.

Revenues grew by 22% year on year to € 9.5 billion in the third quarter of 2024, with 5% growth in commissions and fee income, as net interest income in the key segments of the banking book was broadly stable year on year. The bank’s compound annual revenue growth rate over the last 12 months compared with the full year 2021 was 9.4% at the end of the quarter, above the bank’s raised target range of between 5.5% and 6.5%.

Noninterest expenses in the third quarter of 2024 were € 4.7 billion versus € 5.2 billion in the third quarter of 2023, primarily due to the partial release of the Postbank takeover litigation provision. Adjusted costs were € 5.0 billion in the third quarter of 2024, up 2% compared to the third quarter 2023, and in line with the bank’s guidance for adjusted costs of € 5.0 billion per quarter in 2024. The bank made further progress in the third quarter of 2024 on its € 2.5 billion Operational Efficiency program, which includes optimization of the platform in Germany and workforce reductions, notably in non-client-facing roles. In the third quarter, total savings were either realized or expected from measures completed, as a result of workforce reductions related to the Operational Efficiency program and reduction of contract external staff, notably through internalization, in the first nine months of 2024.

Deutsche Bank
Earnings Report as of September 30, 2024

With respect to capital efficiency, Deutsche Bank delivered further risk-weighted assets (RWA) equivalent benefits during the third quarter through data and process improvements. As a result, cumulative RWA reductions from capital efficiency measures marked further progress towards the bank’s goal of € 25 to € 30 billion by the end of 2025. Deutsche Bank continues to seek additional opportunities to exceed this goal. In addition, the bank completed its recent share repurchase program in July 2024. Under this program, 46.4 million shares were repurchased for € 675 million, bringing cumulative shareholder distributions through dividends and share repurchases to € 3.3 billion since 2022.

Sustainability

Ratings improved across environmental, social and governance dimensions, depending on the methodological approach of the rating agency and in line with the bank’s transparency efforts. With the aforementioned, the bank has received rating improvements from five major ESG rating agencies this year.

In the third quarter, Deutsche Bank deal highlights included:

  – Corporate Bank participated in a € 3.0 billion sustainability-linked revolving credit facility for Uniper SE, including CO2 reduction targets and the strategic expansion of renewable energies
  – Corporate Bank arranged a € 227 million financing package, serving as lender, facility agent, and sole mandated lead arranger to the Republic of Senegal, represented by the Ministry of Economy, Planning & Cooperation. This project involves the supply, installation, and maintenance of 100,000 solar-powered streetlamps, covering 4,000 kilometers and saving 22,500 tons of CO2-emissions per year
  – Investment Bank Fixed Income & Currencies acted as coordinating lead arranger for Swift Current Energy, a leading North American clean energy platform, U.S.$ 300 million senior secured revolving credit facility. The facility provides Swift Current Energy with flexible growth capital for its pipeline of wind, solar and energy storage projects
  – Investment Bank Origination & Advisory acted as Joint ESG Coordinator on the City of Munich's inaugural € 300 million 7-year green bond, also marking the first time a German city has issued a green bond. Proceeds will be allocated to eligible green projects in the City of Munich's Green Bond Framework
  – Investment Bank Origination & Advisory acted as Joint Lead Manager on Kreditanstalt für Wiederaufbau’s (KfW) € 3 billion 5-year green bond. KfW will use an amount equal to the bond proceeds to finance new Eligible Green Projects according to the "Green Bonds, Made by KfW" framework, which has received a Second Opinion by Morningstar Sustainalytics

Deutsche Bank has also undertaken several initiatives with its partners:

  – Hosted a full day conference in Frankfurt on transition planning in partnership with United Nations Environment Programme - Finance Initiative (UNEP FI) and Verein für Umweltmanagement und Nachhaltigkeit in Finanzinstituten e.V. (VfU), bringing together 130 experts from sustainable finance community
  – Hosted several events on climate week in New York together with Partnership for Carbon Accounting Financials (PCAF), Carbon Disclosure Project (CDP), Ocean Risk and Resilience Action Alliance (ORRAA), University of Cambridge and Environmental Resources Management (ERM)
  – Was awarded with the Max-Spohr-Prize 2024 for Diversity, Equity & Inclusion engagement

Internal sustainability-related achievements of Deutsche Bank included the introduction of enhanced due diligence requirements for nature risks into the credit assessment process at credit approval stage as well as the enhancement of due diligence requirements related to ocean protection as part of bank’s commitment to the BackBlue initiative.

Deutsche Bank
Earnings Report as of September 30, 2024

Deutsche Bank segments

Corporate Bank continued to work towards its strategic ambitions, leveraging its strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions. In the third quarter of 2024, the segment made further progress on growing noninterest revenues, in particular, commissions and fee income with Institutional clients, while net interest income in deposit businesses remained resilient. The segment also enabled the settlement of blockchain-based securities in central bank money in the third quarter of 2024, demonstrating its ambition to invest into innovative products serving its clients’ needs. As a transition partner, Corporate Bank continued to help clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector aligned ESG industry expertise. In the third quarter of 2024, Corporate Bank completed a number of landmark transactions, including leading the financing of a public lighting project with autonomous solar-powered streetlights, demonstrating Corporate Bank’s ability to structure complex international trade transactions to serve its clients and accompanying the bank’s clients’ transition towards a climate neutral economy.

During the third quarter of 2024, the Investment Bank continued to deliver against its strategic objectives, while supporting the segment’s clients and driving revenue growth. This was demonstrated by the segment’s growing activity with its priority institutional clients for both the year to date and for the third quarter when compared to 2023. In Fixed Income & Currencies (FIC), revenues increased year on year despite an uncertain market environment. FIC continued the development of the franchise with an ongoing focus upon driving efficiency whilst identifying targeted growth areas. Origination & Advisory continued to perform well, with increased revenues across business lines, and Strategic Advisory increased market share year on year (source: Dealogic). This follows the targeted investment in senior coverage professionals in 2023 and build out of the client strategy function. ESG continued to be a focus during the quarter. The Investment Bank executed several important transactions including acting as joint leader on KfW’s € 3 billion 5-year green benchmark bond. The proceeds will be used to finance new Eligible Green Projects according to the “Green Bonds, Made by KfW” framework, which has received a Second Opinion by Morningstar Sustainalytics.

In the third quarter of 2024, Private Bank sustained its steady growth momentum, supported by positive asset gathering and consistent execution of its transformation strategy. In Personal Banking, the business successfully progressed its strategic repositioning of the Deutsche Bank and Postbank brands in Germany, the branch footprint optimization and the refocusing on the affluent segment in Italy, Spain and Belgium, while increasing digital banking transformation efforts across all markets. In Germany, adoption rates for Postbank’s mobile app accelerated as the business further expanded its digital features. Moreover, the latest Fresh Money campaign in the home market attracted material inflows, of which the majority were accomplished on digital channels. In September 2024, the business also announced its future go-to-market model for the Deutsche Bank brand in Germany, with further focus on digitalization, remote advisory and branch network optimization. In Wealth Management & Private Banking, the business further sharpened its segment-specific coverage models, reinforcing client acquisition and service delivery. In Germany, cross-divisional One Bank initiatives, combining Deutsche Bank’s Private Bank and Corporate Bank capabilities, were critical in strengthening strategic Ultra-High Net Worth (UHNW) client relationships. In Private Banking, the launch of remote advisory pilots was welcomed with positive feedback by clients. In international markets, UHNW individuals and Family Offices remained a priority, driving the continued evolution of the offering. Business growth especially came from discretionary portfolio management, Wealth Management lending, and from the differentiating Bank for Entrepreneurs value proposition, which in Italy and Spain combines Wealth Management & Business Banking solutions.

Asset Management has continued to make progress on its strategic plan. Within the “Growth” pillar, Passive including Xtrackers continued to achieve strong growth above market share (source: ETFGI) with both Assets under Management (AuM) and net inflows increasing during the quarter. Within Alternatives the business was awarded € 1 billion real estate equity mandate and PEIF IV completed its first asset transaction. A number of new funds were also successfully launched in the quarter including several Xtrackers funds, Alternatives infrastructure and debt funds as well as Active Equity and SQI funds. In the “Build” pillar AllUnity, the Euro stablecoin joint venture between DWS, Galaxy and Flow Traders, submitted an e-money license application to BaFin in September, with license approval and go-live expected in the third quarter of 2025. In the quarter DWS Real Estate won ‘Best Refurbishment and Fit-Out’ project at the prestigious BREEAM Awards 2024 for a portfolio asset in the German managed grundbesitz Europa fund. BREEAM is a leading science-based suite of validation and certification systems for a more sustainable built environment. DWS was also awarded two prestigious accolades at the 2024 With Intelligence Mutual Fund and ETF Awards, recognizing commitment to innovation and excellence in asset management.

Deutsche Bank
Earnings Report as of September 30, 2024

Group results

Deutsche Bank’s profit before tax was € 4.2 billion for the third quarter of 2024, up 78% year on year. This included a partial release of approximately € 440 million in litigation provisions driven by progress on settlements relating to the bank’s takeover of Postbank AG. Excluding the Postbank litigation release, profit before tax was € 3.8 billion, up 60%, compared to profit before tax of € 2.4 billion in the third quarter of 2023. Post-tax profit was € 3.1 billion, up 85% year on year, or € 2.7 billion excluding the Postbank litigation release, up 63%, compared to post-tax profit of € 1.7 billion in the prior year quarter.

Third quarter post-tax return on average shareholders’ equity (RoE) was 17.3%, compared to 9.5% in the prior year quarter. Post-tax return on average tangible shareholders’ equity (RoTE) was 19.3%, or 16.9% if adjusted for the Postbank litigation release, up from RoTE of 10.6% in the prior year quarter. The cost/income ratio was 50%, or 55% if adjusted for the Postbank litigation release, down from a cost/income ratio of 66% in the prior year quarter.

For the first nine months of 2024, profit before tax was € 6.0 billion, up 11% year on year, or € 6.9 billion, up 28%, excluding the nine-month Postbank litigation impact of approximately € 900 million. Post-tax profit was € 4.1 billion, up 9%, or € 4.8 billion, up 29% excluding the Postbank litigation impact, compared to post-tax profit of € 3.7 billion in the prior year period. Post-tax RoE was 7.1%, compared to 6.9% in the prior year period. Post-tax RoTE was 7.9%, or 9.6% excluding the Postbank litigation impact, compared to RoTE of 7.7% in the prior year period. The cost/income ratio was 69%, or 66% excluding the Postbank litigation impact, compared to a cost/income ratio of 72% in the prior year period.

Continued delivery of the Global Hausbank strategy

Deutsche Bank made progress on all dimensions of its accelerated Global Hausbank strategy in the third quarter:

  – Revenue growth: Revenues grew 22% year on year to € 9.5 billion in the quarter, with 5% growth in commissions and fee income, as net interest income in the key segments of the banking book was broadly stable year on year. The bank’s compound annual revenue growth rate over the last 12 months compared with the full year 2021 was 9.4% at the end of the quarter, above the bank’s raised target range of between 5.5% and 6.5%.
  – Operational efficiency: The bank made further progress on its € 2.5 billion Operational Efficiency program which includes optimization of the platform in Germany and workforce reductions, notably in non-client-facing roles. In the third quarter, total savings either realized or expected from measures completed reached € 1.7 billion, including € 1.5 billion in savings realized. Workforce reductions related to the program reached a cumulative total of approximately 3,300 full-time equivalents (FTEs), including approximately 600 during the third quarter, more than 90% of the planned total through year end 2024. In addition, contract external staff have been reduced by approximately 1,400, notably through internalizations, in the first nine months of 2024.
  – Capital efficiency: Deutsche Bank delivered RWA equivalent benefits of a further € 3 billion during the third quarter through data and process improvements. As a result, cumulative RWA reductions from capital efficiency measures reached € 22 billion, marking further progress towards the bank’s raised goal of € 25-30 billion by the end of 2025. Deutsche Bank continues to pursue additional opportunities to exceed this goal.

Revenues

Net revenues were € 9.5 billion in the third quarter, up 22% over the third quarter of 2023. Commissions and fee income grew 5% year on year to € 2.5 billion, reflecting strong performance of fee and commissions-based businesses, and net interest income in the key segments of the banking book was broadly stable in an environment of further normalization of interest rates as anticipated. For the first nine months, revenues rose 7% to € 24.2 billion, driven by commissions and fee income which grew 9% to € 7.7 billion in line with the expected glide path toward the bank’s full-year 2024 guidance for revenues of around € 30 billion.

Revenue development in the bank’s operating businesses was as follows:

  – Corporate Bank net revenues were € 1.8 billion, down 3% compared to the third quarter of 2023. Net interest income was € 1.2 billion, down slightly year on year, reflecting normalizing deposit margins, mostly offset by growth in deposit volumes and higher loan net interest income. Commissions and fee income grew 4% to € 611 million, driven by growth in the Institutional Client Services business. Corporate Treasury Services revenues were € 1.0 billion, down 3% year on year, while Institutional Client Services revenues rose 3% to € 485 million. Business Banking revenues declined 9% year on year to € 328 million, reflecting lower net interest income compared to the strong levels of the prior year quarter. For the first nine months, net revenues declined 3% to € 5.6 billion. Corporate Treasury Services revenues were down 5% to € 3.2 billion, while Institutional Client Services revenues grew 5% to € 1.5 billion and Business Banking revenues declined 5% to € 1.0 billion.

Deutsche Bank
Earnings Report as of September 30, 2024

  – Investment Bank net revenues were € 2.5 billion, up 11% over the third quarter of 2023, with growth across both Fixed Income and Currencies (FIC) and Origination & Advisory. Revenues in FIC increased 11% to € 2.1 billion, with Credit Trading revenues significantly higher due to strength in Distressed and continued growth in the Flow business, reflecting investments in prior periods. Emerging Markets revenues were also significantly higher, reflecting growth across regions. Rates revenues were lower year on year in a market environment which remained uncertain, while Foreign Exchange revenues were higher, supported by continued strength in the Spot business. Financing revenues were essentially stable year on year. Origination & Advisory revenues were € 401 million, up 24% year on year with growth across business lines, as Deutsche Bank maintained its number one ranking in Germany in the year to date. Debt Origination revenues were up 20%, reflecting a growing industry fee pool, and Advisory revenues were up 32% year on year, reflecting market share gains (source: Dealogic) as the business benefitted from prior investments. For the first nine months, Investment Bank revenues grew 12% to € 8.2 billion, driven primarily by growth of 58% in Origination & Advisory revenues to € 1.5 billion. Deutsche Bank’s share of a growing global Origination & Advisory fee pool increased by around 50 basis points compared to the full year 2023 (source: Dealogic). FIC revenues rose 5% to € 6.7 billion, with growth in FIC ex. Financing led by strength in Credit Trading, while Financing revenues also grew 5% to € 2.4 billion. In the Euromoney FX Awards for 2024, Deutsche Bank was named Best FX Bank for both Western Europe and Asia Pacific.
  – Private Bank net revenues were € 2.3 billion, essentially flat year on year. Net interest income declined by 6% in an environment of stabilizing interest rates; this was partly offset by growth in investment products, reflecting the Private Bank’s strategy of growing noninterest income. Revenues in Personal Banking were down 5% year on year. This development reflected the impact of higher hedging and funding costs, partly driven by the discontinuation of remuneration for minimum reserves by the ECB, as well as lower lending revenues, partly reflecting a negative nonrecurring effect. These impacts were partly offset by growth in deposit revenues. Revenues in Wealth Management & Private Banking grew by 5% year on year, as double-digit growth in both lending and investment products more than offset a decline in deposit revenues. Assets under management grew by a further € 13 billion including net inflows of € 8 billion, consisting of € 5 billion in deposits and € 3 billion in investment products. For the first nine months, Private Bank net revenues were € 7.0 billion, down 2% year on year. A 6% year-on-year decline in Personal Banking revenues, to € 3.9 billion, was partly offset by 3% growth in Wealth Management & Private Banking revenues to € 3.1 billion. Assets under management rose to € 625 billion, their highest ever level and up by € 47 billion in the first nine months, driven partly by net inflows of € 27 billion, up from € 17 billion in the first nine months of 2023.
  – Asset Management net revenues were € 660 million in the third quarter, up 11% over the third quarter of 2023. Management fees were € 626 million, up 6%, driven both by Active and Passive products and partly reflecting continued inflows into Passive products. Performance and transaction fees were € 12 million, down from € 19 million in the prior year quarter, driven by lower fees in Alternatives. Assets under management were a record € 963 billion at the end of the third quarter, compared to € 933 billion at the end of the previous quarter, driven by net inflows of € 18 billion, the second highest for any quarter, primarily in Passive and Fixed Income products, and the positive impact of rising market levels. For the first nine months, net revenues were € 1.9 billion, up 8% year on year, driven by 5% growth in management fees to € 1.8 billion, which more than offset a decline in performance and transaction fees to € 40 million, from € 87 million in the prior year period. Assets under management of € 963 billion were € 103 billion higher than at the end of third quarter of 2023.

Expenses

Noninterest expenses were € 4.7 billion in the third quarter, down 8% from € 5.2 billion in the third quarter of 2023. This development primarily reflected the aforementioned Postbank litigation release of approximately € 440 million. Total nonoperating costs were € 302 million negative; the Postbank litigation release was partly offset by € 88 million in litigation provisions relating to other matters and € 42 million in restructuring and severance charges in the quarter. Excluding the Postbank litigation release, noninterest expenses were € 5.2 billion, essentially flat compared to the prior year quarter.

Adjusted costs were € 5.0 billion in the third quarter, in line with the bank’s 2024 quarterly adjusted cost guidance for the third consecutive quarter and up 2% compared to the third quarter of 2023. As anticipated, compensation and benefits expenses were higher due to wage growth, strategic growth initiatives including hiring, the acquisition of Numis and higher accruals for variable compensation; this was partly offset by lower technology costs, reflecting the bank’s efforts to streamline its technology platform, and reductions in professional services fees.

The workforce was 90,236 internal full-time equivalents (FTEs) at the end of the third quarter, a rise of 766 during the quarter. This development reflected over 1,000 graduate hires who joined the bank during the quarter, other strategic hires, and the continued internalization of external staff. These effects more than offset leavers, including through operational efficiency measures, in the quarter.

For the first nine months, noninterest expenses were € 16.8 billion, up 3% over the prior year period. Excluding the Postbank litigation impact, noninterest expenses were € 15.8 billion, 2% lower than noninterest expenses in the prior year period. Adjusted costs were down 1% to € 15.1 billion, in line with the bank’s guidance for adjusted costs of € 5 billion per quarter during 2024.

Deutsche Bank
Earnings Report as of September 30, 2024

Provision for credit losses

Provision for credit losses was € 494 million in the quarter, up from € 245 million in the prior year quarter and up slightly from € 476 million in the second quarter of 2024. Provisions for performing loans (Stage 1 and 2) were € 12 million, down from € 35 million in the previous quarter. This reflected softer macro-economic forecasts and the recalibration of overlays, partially offset by portfolio movements since the second quarter. Provision for non-performing loans (Stage 3) were € 482 million, up from € 441 million in the previous quarter. The quarter-on-quarter increase was driven predominantly by the Private Bank and included residual effects from remaining impacts from Postbank integration which are expected to normalize in the coming quarters, while overall portfolio quality remained largely stable. Provisions relating to commercial real estate were down 34% compared to the previous quarter and included provisions relating to expected sales in the fourth quarter.

For the first nine months, provision for credit losses was € 1.4 billion, up from € 1.0 billion year on year. This development was substantially driven by certain larger corporate events, for which provisions are partly mitigated by offsetting hedges; remaining impacts from the Postbank integration which are expected to decrease significantly going forward; and higher provisions in commercial real estate compared to the first nine months of 2023. The bank sees signs of stabilization in commercial real estate and expects this to support a further reduction in provisions in future quarters.

Solid capital, liquidity and funding metrics

The Common Equity Tier 1 (CET1) capital ratio was 13.8% in the quarter, up from 13.5% in the previous quarter. This development reflected strong third-quarter earnings and the bank’s adoption of transitional rules for unrealized gains and losses of certain debt instruments. These positive impacts more than offset higher risk weighted assets (RWA), predominantly higher market risk and credit risk RWA, net of reductions from the aforementioned capital efficiency measures as part of the accelerated execution of the Global Hausbank strategy. Deutsche Bank recently sought ECB authorization for further share repurchases.

The Leverage ratio was 4.6% in the quarter, stable compared to the previous quarter. The positive impact of the capital change in the quarter was offset by the impact of higher leverage exposures driven by trading assets during the quarter.

The Liquidity Coverage Ratio was 135% at the end of the quarter, stable compared to the end of the previous quarter, above the regulatory requirement of 100% and representing a surplus of € 60 billion. The Net Stable Funding Ratio was 122%, above the bank’s guidance range of 115-120% and representing a surplus over requirements of € 112 billion. Deposits rose by € 6 billion to € 652 billion during the quarter.

Sustainable Finance

Sustainable Financing and ESG investment volumes ex-DWS increased during the third quarter of 2024 across Corporate Bank, Investment Bank and Private Bank.

In the third quarter, notable transactions included:

  – Participation in a € 3.0 billion sustainability-linked revolving credit facility for Uniper SE, including CO2 reduction targets and expansion of renewable energies
  – A € 227 million financing package, serving as lender, facility agent, and sole mandated lead arranger to the Republic of Senegal, represented by the Ministry of Economy, Planning & Cooperation. This project involves the supply, installation, and maintenance of 100,000 solar-powered streetlamps, covering 4,000 kilometers and saving 22,500 tons of CO2 emissions per year
  – A $ 300 million senior secured revolving credit facility as coordinated lead arranger for Swift Current Energy, a leading North American clean energy platform. The facility provides Swift Current Energy with flexible growth capital for its pipeline of wind, solar and energy storage projects
  – The role of Joint ESG Coordinator on the City of Munich’s inaugural € 300 million 7-year green bond, also marking the first time a German city has issued a green bond. Proceeds will be allocated to eligible green projects in the City of Munich’s Green Bond Framework
  – The role of Joint Lead Manager on Kreditanstalt für Wiederaufbau’s (KfW) € 3 billion 5-year green bond. KfW will use an amount equal to the bond proceeds to finance new Eligible Green Projects according to the “Green Bonds, Made by KfW” framework, which has received a Second Opinion by Morningstar Sustainalytics

Deutsche Bank
Earnings Report as of September 30, 2024

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank	1,841	1,890	(48)	(3)	5,642	5,807	(165)	(3)
Investment Bank	2,523	2,271	252	11	8,168	7,323	845	12
Private Bank	2,319	2,341	(22)	(1)	7,027	7,177	(150)	(2)
Asset Management	660	594	66	11	1,940	1,803	137	8
Corporate & Other	2,126	685	1,441	N/M	1,377	511	866	169
Total net revenues	9,470	7,781	1,688	22	24,154	22,621	1,533	7
Provision for credit losses	494	245	249	102	1,410	1,017	392	39
Noninterest expenses:
Compensation and benefits	2,884	2,765	118	4	8,824	8,273	551	7
General and administrative expenses	1,928	2,399	(471)	(20)	8,039	7,816	223	3
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(68)	(0)	(68)	N/M	(113)	134	(247)	N/M
Total noninterest expenses	4,744	5,164	(420)	(8)	16,751	16,223	527	3
Profit (loss) before tax	4,231	2,372	1,859	78	5,994	5,380	614	11
Income tax expense (benefit)	1,166	711	455	64	1,910	1,635	275	17
Profit (loss)	3,065	1,661	1,405	85	4,084	3,745	339	9
Profit (loss) attributable to noncontrolling interests	32	24	8	32	105	89	17	19
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	3,033	1,637	1,397	85	3,978	3,656	322	9
Profit (loss) attributable to additional equity components	172	146	26	18	470	422	48	11
Profit (loss) attributable to Deutsche Bank shareholders	2,861	1,491	1,370	92	3,508	3,234	274	8

Post-tax return on average tangible shareholders' equity[1]	19.3%	10.6%	8.8ppt	N/M	7.9%	7.7%	0.3ppt	N/M
Cost/income ratio	50.1%	66.4%	(16.3)ppt	N/M	69.3%	71.7%	(2.4)ppt	N/M
Common Equity Tier 1 capital ratio	13.8%	13.9%	(0.1)ppt	N/M	13.8%	13.9%	(0.1)ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[2]	482	492	(10)	(2)	482	492	(10)	(2)
Deposits (in € bn)[2]	652	618	33	5	652	618	33	5
Risk-weighted assets (in € bn)[2]	356	354	2	1	356	354	2	1
of which: operational risk RWA (in € bn)[2]	58	59	(1)	(2)	58	59	(1)	(2)
Leverage exposure (in € bn)[2]	1,284	1,235	48	4	1,284	1,235	48	4
Employees (full-time equivalent)[2]	90,236	89,260	976	1	90,236	89,260	976	1
Post-tax return on average shareholders' equity[1]	17.3%	9.5%	7.9ppt	N/M	7.1%	6.9%	0.2ppt	N/M
Leverage ratio	4.6%	4.7%	(0.1)ppt	N/M	4.6%	4.7%	(0.1)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Non-GAAP Financial Measures” of this report

2As of quarter-end

Capital expenditures and divestitures

During the first nine months of 2024, the Group did not make any significant capital expenditures or divestitures.

Deutsche Bank
Earnings Report as of September 30, 2024

Segment results

Corporate Bank

Profit before tax was € 539 million in the quarter, down by 29% year on year. This development was primarily driven by higher provision for credit losses, reflecting increased Stage 3 provisions and the non-recurrence of provision releases in the prior year quarter, while noninterest expenses increased slightly and revenues remained essentially flat, against a backdrop of normalizing interest rates. Post-tax RoE was 12.2%, down from 17.9% in the prior year quarter, and post-tax RoTE was 13.1%, down from 19.2%. The cost/income ratio was 64%, up from 59% in the third quarter of 2023.

Net revenues in Corporate Bank were € 1.8 billion, 3% lower year on year as the normalization of deposit margins was mostly offset by higher deposit volumes, growth in commissions and fee income and increased loan net interest income. Corporate Treasury Services revenues were € 1.0 billion, down 3% year on year, Institutional Client Services revenues rose 3% year on year to € 485 million and Business Banking revenues were € 328 million, down 9% year on year.

Noninterest expenses were € 1.2 billion, up 5% year on year, driven by front office investments and higher internal service cost allocations while adjusted costs rose 6% year on year to € 1.2 billion.

Provision for credit losses was € 126 million in the quarter, or 44 basis points of average loans, up from € 11 million in the prior year’s quarter. The current quarter was impacted by higher Stage 3 provisions including a larger corporate restructuring event, which had already impacted the second quarter and was partially covered by risk mitigating measures.

Deposits increased by 8% or € 23 billion year on year, driven by higher term and sight deposits across currencies. Loans gross of allowances decreased by 2% or € 2 billion year on year, reflecting continued selective balance sheet deployment and foreign exchange movements.

For the first nine months of 2024, profit before tax was € 1.7 billion, down 21% year on year. Post-tax RoE was 13.5%, compared to 17.1% in the prior year period, while post-tax RoTE was 14.5%, versus 18.4% in the prior year period. The cost/income ratio increased to 63%, from 59% in the prior year period. This development was driven by a 3% decline in net revenues to € 5.6 billion, while noninterest expenses rose by 5% to € 3.6 billion and adjusted costs rose by 5% to € 3.4 billion. Provision for credit losses increased by 68% to € 324 million, driven by higher Stage 1 and 2 provisions compared to releases in prior year, and higher current year Stage 3 provisions.

Deutsche Bank
Earnings Report as of September 30, 2024

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	1,028	1,061	(33)	(3)	3,159	3,341	(182)	(5)
Institutional Client Services	485	469	16	3	1,477	1,403	75	5
Business Banking	328	360	(31)	(9)	1,006	1,063	(57)	(5)
Total net revenues	1,841	1,890	(48)	(3)	5,642	5,807	(165)	(3)
Of which:
Net interest income	1,179	1,212	(33)	(3)	3,757	3,858	(101)	(3)
Commissions and fee income	611	586	25	4	1,828	1,735	93	5
Remaining income	51	92	(41)	(44)	57	214	(157)	(73)
Provision for credit losses	126	11	115	N/M	324	192	132	68
Noninterest expenses:
Compensation and benefits	397	381	17	4	1,179	1,113	66	6
General and administrative expenses	781	743	37	5	2,397	2,307	91	4
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(1)	(0)	(1)	N/M	(1)	(0)	(1)	N/M
Total noninterest expenses	1,177	1,124	53	5	3,576	3,419	156	5
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	539	755	(217)	(29)	1,742	2,195	(453)	(21)

Employees (front office, full-time equivalent)[1]	7,909	7,570	339	4	7,909	7,570	339	4
Employees (business-aligned operations, full-time equivalent)[1]	8,042	8,047	(5)	(0)	8,042	8,047	(5)	(0)
Employees (allocated central infrastructure, full-time equivalent)[1]	10,200	9,296	904	10	10,200	9,296	904	10
Total employees (full-time equivalent)[1]	26,151	24,914	1,237	5	26,151	24,914	1,237	5
Total assets (in € bn)[1,2]	288	254	33	13	288	254	33	13
Risk-weighted assets (in € bn)[1]	74	69	5	8	74	69	5	8
of which: operational risk RWA (in € bn)[1,3]	9	6	3	58	9	6	3	58
Leverage exposure (in € bn)[1]	333	299	34	11	333	299	34	11
Deposits (in € bn)[1]	310	286	23	8	310	286	23	8
Loans (gross of allowance for loan losses, in € bn)[1]	115	117	(2)	(2)	115	117	(2)	(2)
Cost/income ratio	63.9%	59.5%	4.4ppt	N/M	63.4%	58.9%	4.5ppt	N/M
Post-tax return on average shareholders’ equity[4]	12.2%	17.9%	(5.7)ppt	N/M	13.5%	17.1%	(3.6)ppt	N/M
Post-tax return on average tangible shareholders’ equity[4]	13.1%	19.2%	(6.2)ppt	N/M	14.5%	18.4%	(3.9)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

4Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

Deutsche Bank
Earnings Report as of September 30, 2024

Investment Bank

Profit before tax was € 813 million in the quarter, up by 21% year on year, with growth across both Fixed Income and Currencies (FIC) and Origination and Advisory (O&A) revenues, partially offset by significantly higher provision for credit losses, with noninterest expenses essentially flat. Post-tax RoE was 8.7%, up from 7.1% in the prior year quarter, and post-tax RoTE was 9.0%, up from 7.3%. The cost/income ratio was 63%, down from 68% in the third quarter of 2023.

Net revenues were € 2.5 billion in the third quarter, 11% higher year on year, reflecting strength in FIC and a continued industry recovery in O&A. FIC ex. Financing revenues were € 1.3 billion, an increase of 17% year on year, and FIC Financing revenues were essentially flat at € 774 million, while O&A revenues rose 24% year on year to € 401 million.

Noninterest expenses were € 1.6 billion, up 3% year on year, with the full impact of strategic investments in the second half of 2023, partially offset by lower internal service allocations. Adjusted costs also rose 3% year on year to € 1.6 billion.

Provision for credit losses was € 135 million in the quarter, or 52 basis points of average loans and significantly higher year on year, reflecting the non-repeat of model changes in the prior year quarter which drove a material provision release.

For the first nine months of 2024, profit before tax was € 2.8 billion, up 32% year on year. Post-tax RoE rose to 10.4%, from 7.8% in the corresponding period in the prior year, while post-tax RoTE was 10.8%, up from 8%. The cost/income ratio improved to 60%, from 67% in the corresponding period in the prior year. This development was driven by an 12% growth in net revenues to € 8.2 billion, while noninterest expenses and adjusted costs both reduced by 1% to € 4.9 billion and € 4.7 billion respectively. Provision for credit losses increased by 84% to € 449 million, mainly driven by higher Stage 3 provisions compared to the prior year period.

Deutsche Bank
Earnings Report as of September 30, 2024

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,124	1,914	210	11	6,709	6,384	325	5
Fixed Income & Currencies: Financing	774	760	14	2	2,360	2,241	119	5
Fixed Income & Currencies: Ex-Financing	1,350	1,154	196	17	4,350	4,143	206	5
Origination & Advisory	401	323	78	24	1,490	941	549	58
Debt Origination	274	229	45	20	1,028	654	374	57
Equity Origination	33	23	10	42	127	75	52	69
Advisory	94	71	23	32	335	212	123	58
Research and Other	(2)	33	(36)	N/M	(31)	(2)	(29)	N/M
Total net revenues	2,523	2,271	252	11	8,168	7,323	845	12
Provision for credit losses	135	63	72	114	449	244	204	84
Noninterest expenses:
Compensation and benefits	654	618	36	6	2,026	1,878	148	8
General and administrative expenses	925	923	2	0	2,864	3,055	(191)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(1)	1	N/M	(0)	(1)	1	(64)
Total noninterest expenses	1,578	1,539	39	3	4,889	4,932	(42)	(1)
Noncontrolling interests	(4)	(5)	1	(20)	7	1	6	N/M
Profit (loss) before tax	813	674	140	21	2,823	2,146	677	32

Employees (front office, full-time equivalent)[1]	4,920	4,641	279	6	4,920	4,641	279	6
Employees (business-aligned operations, full-time equivalent)[1]	3,138	3,127	11	0	3,138	3,127	11	0
Employees (allocated central infrastructure, full-time equivalent)[1]	12,280	11,867	413	3	12,280	11,867	413	3
Total employees (full-time equivalent)[1]	20,338	19,635	703	4	20,338	19,635	703	4
Total assets (in € bn)[1,2]	753	714	39	6	753	714	39	6
Risk-weighted assets (in € bn)[1]	134	142	(8)	(6)	134	142	(8)	(6)
of which: operational risk RWA (in € bn)[1,3]	16	23	(7)	(31)	16	23	(7)	(31)
Leverage exposure (in € bn)[1]	572	551	21	4	572	551	21	4
Deposits (in € bn)[1]	20	15	6	39	20	15	6	39
Loans (gross of allowance for loan losses, in € bn)[1]	105	103	2	2	105	103	2	2
Cost/income ratio	62.6%	67.8%	(5.2)ppt	N/M	59.9%	67.3%	(7.5)ppt	N/M
Post-tax return on average shareholders’ equity[4]	8.7%	7.1%	1.6ppt	N/M	10.4%	7.8%	2.6ppt	N/M
Post-tax return on average tangible shareholders’ equity[4]	9.0%	7.3%	1.7ppt	N/M	10.8%	8.0%	2.8ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

4Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

Deutsche Bank
Earnings Report as of September 30, 2024

Private Bank

Profit before tax was € 319 million in the quarter, down 18% year on year reflecting higher provision for credit losses. Both post-tax RoE and post-tax RoTE decreased to 5.4%, compared to 7.4% and 7.8% respectively in the third quarter of 2023. The cost/income ratio increased to 77%, compared to 76% in the third quarter of 2023.

Net revenues were € 2.3 billion, essentially flat year on year as lower net interest income was partly offset by growth in investment products, in line with the segment’s strategy to grow noninterest income.

In Personal Banking, net revenues decreased by 5% to € 1.3 billion, reflecting continued higher funding costs, including the impact from minimum reserves, certain hedging costs and higher Group neutral central treasury allocation to the segment as well as lower lending revenues partly reflecting a negative nonrecurring effect. These impacts were partly offset by growth in deposit revenues.

In Wealth Management & Private Banking, net revenues were € 1.0 billion, up 5% year on year. Growth was driven by higher lending and investment product revenues, partially offset by lower deposit revenues.

Assets under management were € 625 billion at quarter end, up € 13 billion in the quarter. The increase was driven by net inflows of € 8 billion and € 9 billion positive market movements, partly offset by € 4 billion negative foreign exchange movements.

Noninterest expenses were € 1.8 billion, essentially flat year on year. Adjusted costs increased by 2% to € 1.8 billion reflecting higher group neutral internal service cost allocations, compensation impacts and residual cost for service remediation. These were partially offset by normalized investment spend and transformation benefits including workforce reductions and the closure of 50 branches during the first nine months of 2024.

Provision for credit losses was € 205 million, or 32 basis points of average loans, compared to € 174 million in the prior year quarter. The quarter was impacted by continued elevated transitory effects from Postbank integration. Overall, the quality of the segment’s portfolios remains high.

For the first nine months of 2024, the Private Bank reported a profit before tax of € 1.1 billion, up € 187 million year on year. Post-tax RoE rose to 6.3%, from 5.5% in the corresponding period in the prior year, while post-tax RoTE was 6.4%, up from 5.8%. The cost/income ratio improved to 77%, from 80% in the prior year period. These developments were primarily attributable to a year-on-year decrease in noninterest expenses of 6% to € 5.4 billion, including 2% lower adjusted costs as well as significantly lower nonoperating costs. The cost reductions were in part offset by a revenue decrease of 2% to € 7.0 billion driven by lower net interest income, partly offset by higher investment revenues. Provision for credit losses was € 573 million, essentially flat compared to the same period in the prior year. Private Bank recorded € 27 billion net inflows in the first nine months of the year up from €17 billion in the same period of 2023.

Deutsche Bank
Earnings Report as of September 30, 2024

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues:
Personal Banking	1,303	1,372	(68)	(5)	3,949	4,183	(234)	(6)
Wealth Management & Private Banking	1,016	970	46	5	3,078	2,994	84	3
Total net revenues	2,319	2,341	(22)	(1)	7,027	7,177	(150)	(2)
Of which:
Net interest income	1,426	1,511	(84)	(6)	4,299	4,584	(284)	(6)
Commissions and fee income	730	714	17	2	2,251	2,215	36	2
Remaining income	163	117	46	39	477	378	98	26
Provision for credit losses	205	174	31	18	573	588	(15)	(3)
Noninterest expenses:
Compensation and benefits	761	693	68	10	2,235	2,096	138	7
General and administrative expenses	1,100	1,087	14	1	3,268	3,482	(215)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(67)	0	(67)	N/M	(111)	135	(246)	N/M
Total noninterest expenses	1,795	1,780	15	1	5,391	5,714	(323)	(6)
Noncontrolling interests	0	0	(0)	N/M	0	0	0	N/M
Profit (loss) before tax	319	387	(68)	(18)	1,063	875	187	21

Employees (front office, full-time equivalent)[1]	17,603	18,707	(1,104)	(6)	17,603	18,707	(1,104)	(6)
Employees (business-aligned operations, full-time equivalent)[1]	7,683	7,851	(168)	(2)	7,683	7,851	(168)	(2)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,211	11,849	362	3	12,211	11,849	362	3
Total employees (full-time equivalent)[1]	37,497	38,408	(911)	(2)	37,497	38,408	(911)	(2)
Total assets (in € bn)[1,2]	326	329	(3)	(1)	326	329	(3)	(1)
Risk-weighted assets (in € bn)[1]	97	86	10	12	97	86	10	12
of which: operational risk RWA (in € bn)[1,3]	15	8	7	95	15	8	7	95
Leverage exposure (in € bn)[1]	334	338	(4)	(1)	334	338	(4)	(1)
Deposits (in € bn)[1]	314	309	5	2	314	309	5	2
Loans (gross of allowance for loan losses, in € bn)[1]	256	263	(7)	(3)	256	263	(7)	(3)
Assets under Management (in € bn)[1,4]	625	567	58	10	625	567	58	10
Net flows (in € bn)	8	7	1	14	27	17	10	58
Cost/income ratio	77.4%	76.0%	1.4ppt	N/M	76.7%	79.6%	(2.9)ppt	N/M
Post-tax return on average shareholders’ equity[5]	5.4%	7.4%	(2.0)ppt	N/M	6.3%	5.5%	0.8ppt	N/M
Post-tax return on average tangible shareholders’ equity[5]	5.4%	7.8%	(2.5)ppt	N/M	6.4%	5.8%	0.5ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

4Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management and Private Banking, it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services. Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting from the first quarter of 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’

5Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

Deutsche Bank
Earnings Report as of September 30, 2024

Asset Management

Profit before tax was € 168 million in the quarter, an increase of 54% year on year, driven by higher revenues. Post-tax RoE was 8.5%, up from 5.6% in the prior year quarter, and post-tax RoTE was 18.9%, up from 12.9%. The cost/income ratio was 67%, down from 75% in the third quarter of 2023.

Net revenues were € 660 million, 11% higher year on year, mainly driven by higher management fees of € 626 million, up 6% year on year, driven equally by Active and Passive products from increasing average assets under management. Performance & Transaction fees decreased by 34% to € 12 million, reflecting lower performance fees and transaction volumes in Alternatives. Other revenues significantly improved to € 22 million, predominantly from lower treasury funding allocations.

Noninterest expenses were € 441 million, down 1% year on year, while adjusted costs were € 437 million, broadly in line with the prior year, both driven by higher compensation and benefits costs but offset by lower general and administrative expenses.

Assets under management increased by € 30 billion, to € 963 billion during the quarter. The increase was due to net inflows in the quarter and positive market appreciation, partly offset by negative foreign exchange effects. Net flows were positive € 18 billion in the quarter, predominately driven by Passive, Active Fixed Income and Cash, partly offset by net outflows in Active Equity, Multi-Asset and Alternatives products.

For the first nine months of 2024, profit before tax was € 449 million, up 38% year on year. Post-tax RoE rose to 7.6%, from 5.6% in the prior year period, while post-tax RoTE was 17.3%, up from 13.2%. The cost/income ratio improved to 70%, from 75% in the prior year period. This development was driven by 8% growth in net revenues to € 1.9 billion, while noninterest expenses remained essentially flat at € 1.4 billion and adjusted costs rose 1% to € 1.3 billion.

Deutsche Bank
Earnings Report as of September 30, 2024

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues:
Management Fees	626	589	37	6	1,832	1,740	92	5
Performance and transaction fees	12	19	(6)	(34)	40	87	(47)	(54)
Other	22	(13)	35	N/M	69	(24)	93	N/M
Total net revenues	660	594	66	11	1,940	1,803	137	8
Provision for credit losses	0	(0)	1	N/M	(1)	(1)	0	(27)
Noninterest expenses:
Compensation and benefits	224	221	3	1	689	677	12	2
General and administrative expenses	216	222	(6)	(3)	661	676	(15)	(2)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	(0)	N/M	0	0	(0)	(31)
Total noninterest expenses	441	444	(3)	(1)	1,350	1,353	(4)	(0)
Noncontrolling interests	52	42	10	23	142	124	18	14
Profit (loss) before tax	168	109	59	54	449	326	123	38

Employees (front office, full-time equivalent)[1]	2,065	2,030	35	2	2,065	2,030	35	2
Employees (business-aligned operations, full-time equivalent)[1]	2,478	2,307	171	7	2,478	2,307	171	7
Employees (allocated central infrastructure, full-time equivalent)[1]	586	560	26	5	586	560	26	5
Total employees (full-time equivalent)[1]	5,129	4,897	232	5	5,129	4,897	232	5
Total assets (in € bn)[1,2]	10	10	(0)	(1)	10	10	(0)	(1)
Risk-weighted assets (in € bn)[1]	18	15	3	20	18	15	3	20
of which: operational risk RWA (in € bn)[1,3]	5	4	1	37	5	4	1	37
Leverage exposure (in € bn)[1]	9	9	0	4	9	9	0	4
Assets under Management (in € bn)[1,4]	963	860	103	12	963	860	103	12
Net flows (in € bn)	18	2	16	N/M	7	17	(10)	N/M
Cost/income ratio	66.7%	74.6%	(7.9)ppt	N/M	69.6%	75.1%	(5.5)ppt	N/M
Post-tax return on average shareholders’ equity[5]	8.5%	5.6%	2.9ppt	N/M	7.6%	5.6%	2.0ppt	N/M
Post-tax return on average tangible shareholders’ equity[5]	18.9%	12.9%	6.0ppt	N/M	17.3%	13.2%	4.1ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

4Assets under management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees

5Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

Deutsche Bank
Earnings Report as of September 30, 2024

Corporate & Other

Corporate & Other reported a profit before tax of € 2.4 billion in the third quarter of 2024, compared to a profit before tax of € 447 million in the prior year, driven by valuation and timing differences and a provision release in the Postbank takeover litigation matter of € 444 million.

Net revenues were € 2.1 billion in the quarter, compared to € 685 million in the prior year quarter driven by valuation and timing differences reflecting gains on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB.

Noninterest expenses were positive € 246 million in the quarter, compared to negative € 278 million in the prior year quarter. Adjusted costs were € 113 million in the quarter, compared to € 182 million in the prior year quarter.

Expenses associated with shareholder activities were € 156 million in the quarter, compared to € 173 million in the prior year quarter.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 48 million for the quarter, mainly related to DWS.

Risk-weighted assets (RWA) stood at € 34 billion at the end of the third quarter of 2024, including € 13 billion of operational risk RWA. RWA decreased by € 8 billion from the prior year quarter, including € 6 billion reduction from a change in the allocation of operational risk RWA.

For the first nine months of 2024, loss before tax was € 83 million, compared to loss before tax of € 163 million for the first nine months of 2023 driven by valuation and timing differences offset by the remaining Postbank takeover litigation provision. Noninterest expenses rose to € 1.5 billion from € 805 million for the first nine months of 2023 whilst adjusted costs decreased by 27% to € 388 million. Provision for credit losses increased to € 65 million compared to a release of € 6 million in the first nine months of 2023.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %	Sep 30, 2024	Sep 30, 2023	Absolute Change	Change in %
Net revenues	2,126	685	1,441	N/M	1,377	511	866	169
Provision for credit losses	27	(3)	31	N/M	65	(6)	71	N/M
Noninterest expenses:
Compensation and benefits	848	853	(6)	(1)	2,695	2,509	186	7
General and administrative expenses	(1,094)	(576)	(518)	90	(1,151)	(1,703)	553	(32)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	1	(1)	N/M	0	(0)	0	N/M
Total noninterest expenses	(246)	278	(524)	N/M	1,545	805	739	92
Noncontrolling interests	(48)	(37)	(11)	29	(149)	(125)	(24)	19
Profit (loss) before tax	2,393	447	1,945	N/M	(83)	(163)	80	(49)

Total Employees (full-time equivalent)[1]	36,397	34,978	1,419	4	36,397	34,978	1,419	4
Risk-weighted assets (in € bn)[1]	34	42	(8)	(19)	34	42	(8)	(19)
Leverage exposure (in € bn)[1]	36	38	(2)	(6)	36	38	(2)	(6)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

Deutsche Bank
Earnings Report as of September 30, 2024

Consolidated balance sheet

Assets

in € m.	Sep 30, 2024	Dec 31, 2023
Cash and central bank balances	141,031	178,416
Interbank balances (without central banks)	7,807	6,140
Central bank funds sold and securities purchased under resale agreements	29,645	14,725
Securities borrowed	51	39
Financial assets at fair value through profit or loss
Trading assets	153,664	125,275
Positive market values from derivative financial instruments	243,420	251,877
Non-trading financial assets mandatory at fair value through profit and loss	124,393	88,047
Financial assets designated at fair value through profit or loss	45	75
Total financial assets at fair value through profit or loss	521,523	465,273
Financial assets at fair value through other comprehensive income	42,322	35,546
Equity method investments	997	1,013
Loans at amortized cost	476,256	479,353
Property and equipment	6,146	6,185
Goodwill and other intangible assets	7,470	7,327
Other assets	142,891	114,698
Assets for current tax	1,534	1,513
Deferred tax assets	6,470	7,039
Total assets	1,384,144	1,317,266

Liabilities and equity

in € m.	Sep 30, 2024	Dec 31, 2023
Deposits	651,522	625,486
Central bank funds purchased and securities sold under repurchase agreements	2,744	3,038
Securities loaned	3	3
Financial liabilities at fair value through profit or loss
Trading liabilities	46,462	44,005
Negative market values from derivative financial instruments	231,636	238,278
Financial liabilities designated at fair value through profit or loss	99,664	83,727
Investment contract liabilities	505	484
Total financial liabilities at fair value through profit or loss	378,266	366,494
Other short-term borrowings	8,154	9,620
Other liabilities	144,088	113,018
Provisions	2,954	2,448
Liabilities for current tax	776	631
Deferred tax liabilities	561	517
Long-term debt	115,890	119,390
Trust preferred securities	287	289
Total liabilities	1,305,246	1,240,935
Common shares, no par value, nominal value of € 2.56	5,106	5,223
Additional paid-in capital	39,630	40,187
Retained earnings	25,317	22,845
Common shares in treasury, at cost	(728)	(481)
Accumulated other comprehensive income (loss), net of tax	(2,047)	(1,775)
Total shareholders’ equity	67,278	65,999
Additional equity components	10,066	8,569
Noncontrolling interests	1,554	1,763
Total equity	78,898	76,330
Total liabilities and equity	1,384,144	1,317,266

Deutsche Bank
Earnings Report as of September 30, 2024

Movements in assets and liabilities

As of September 30, 2024, the total balance sheet of € 1.4 trillion was slightly higher compared to year end 2023.

Cash, central bank and interbank balances decreased by € 35.7 billion, as a result of an increase in Central bank funds sold, securities purchased under resale agreements and securities borrowed across all applicable measurement categories by € 52.7 billion, mainly driven by increased firm trading activities and client flows.

Trading assets increased by € 28.4 billion, mainly due to increased exposure in government securities from higher client flows and desk positioning in relation to the current environment.

Positive and negative market values of derivative financial instruments decreased by € 8.5 billion and € 6.6 billion, respectively, primarily driven by maturity of foreign exchange products that were either not renewed due to low risk appetite or were rolled forward at lower mark-to-market values at the current market rate.

Non trading financial assets mandatory at fair value through profit or loss increased by € 36.3 billion, driven by aforementioned increase in securities purchased under resale agreements measured under non-trading financial assets mandatory at fair value through profit and loss.

Financial assets at fair value through other comprehensive income increased by € 6.8 billion, driven by an increase in holdings of government bonds in line with the bank’s initiative to optimize return on liquidity.

Loans at amortized cost decreased by € 3.1 billion, primarily driven by lower mortgage origination in the Private Bank as well as lower demand and continued selective balance sheet deployment in the Corporate Bank. These decreases were partly offset by growth in Fixed Income & Currencies (FIC) business in the Investment Bank.

Other assets increased by € 28.2 billion, mainly driven by increases in brokerage and securities related receivables of € 29.8 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades following the seasonality pattern the bank typically observes compared to low year-end levels. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 29.2 billion, driving the € 31.1 billion, increase in other liabilities.

Deposits increased by € 26.0 billion, primarily driven by growth in Corporate and Institutional Cash Management business in the Corporate Bank as well as higher inflows in the Private Bank.

Financial liabilities designated at fair value through profit or loss increased by € 15.9 billion, mainly attributable to an increase in long term debt driven by new issuances in FIC business and increased positions in securities sold under resale agreements at fair value through profit or loss.

Long-term debt at amortized cost decreased by € 3.5 billion, mainly due to repayments of the Targeted Longer Term Refinancing Operations (TLTRO) funding and matured issuances, which were partly offset by new issuances during the year.

The overall movement of the balance sheet included a decrease of € 3.4 billion due to foreign exchange rate movements, mainly driven by a weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total high-quality liquid assets (HQLA) as defined in Commission Delegated Regulation (EU) 2015/61, as amended by Regulation (EU) 2018/1620, amounted to €230 billion as of 30 September 2024 as compared with €219 billion per 31 December 2023. The liquidity coverage ratio was 135% in the third quarter of 2024, exceeding the minimum regulatory requirement by €60 billion.

Deutsche Bank
Earnings Report as of September 30, 2024

Equity

Total equity as of September 30, 2024 was € 78.9 billion compared to € 76.3 billion as of December 31, 2023, an increase of € 2.6 billion. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 4.0 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 1.5 billion as well as treasury shares distributed under share-based compensation plans of € 429 million. Negative effects resulted from purchases of treasury shares of € 1.1 billion, cash dividends paid to Deutsche Bank shareholders of € 883 million, coupons paid on additional equity components of € 574 million as well as from unrealized net losses on accumulated other comprehensive income, net of tax, of € 272 million. The latter were mainly driven by foreign currency translation, net of tax, of negative € 385 million, primarily resulting from the weakening of the U.S. dollar against the Euro, and by unrealized net losses attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax, of negative € 116 million, partly offset by unrealized net gains on derivatives hedging the variability of cash flows, net of tax, of € 246 million. Further contributing factors include a net change in share awards for the period of negative € 112 million as well as cash dividends paid to noncontrolling interests of € 259 million.

On January 31, 2024, the Management Board of Deutsche Bank AG resolved a share repurchase program of up to € 675 million which started on March 4, 2024 and was completed on July 11 2024. In this period Deutsche Bank repurchased 46.4 million common shares. The repurchase of these shares has reduced total equity by € 675 million.

On March 5, 2024, Deutsche Bank AG cancelled 45.5 million of its common shares, concluding its 2023 share buyback program. The cancellation reduced the nominal value of the shares by € 117 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 450 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. The shares had already been deducted from the reported total equity on December 31, 2023. Therefore, the cancellation did not reduce total equity in the first nine months of 2024.

Deutsche Bank
Earnings Report as of September 30, 2024

Outlook

The following section provides an overview of Deutsche Bank’s outlook for the Group and business segments for the financial year 2024 and should be read in conjunction with the outlook section provided in the Management Report of the Annual Report 2023. The macroeconomic and banking industry outlook in the following chapter reflects the Group’s general expectations regarding future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.

Macroeconomic and banking industry outlook

The global economy is expected to expand by 3.2% in 2024, the same as in 2023, with several key regions demonstrating resilient growth. Headline inflation is projected to decline to an annual average of 5.2% in 2024, while core inflation is expected to only ease slowly. Central banks, however, are likely to continue loosening their monetary policy by cutting policy rates.

The Eurozone economy is expected to expand by 0.9% in 2024. Recovery in private consumption is progressing slowly, despite lower inflation and strong wage growth. In addition, growth impulses from foreign trade are weakening. Consumer price inflation is expected to slow to an annual average of 2.3% in 2024. The European Central Bank is likely to continue its easing cycle and could further reduce key interest rates by the end of the year.

The German economy is unlikely to gain much momentum by the end of the year. In 2024, the economy is expected to grow by 0.2% at best, although stagnation is very likely. Private consumption, in particular, is recovering only slowly, and foreign trade is facing headwinds. Inflation is expected to average 2.3% for the year.

The U.S. economy is expected to achieve a so-called soft landing, with GDP growth of 2.7% forecasted for 2024. The labor market, in particular, is robust. Inflation is expected to ease to 3.0% in 2024. The Federal Reserve is expected to continue lowering key interest rates until the end of the year.

The Chinese economy is forecasted to expand by 4.9% in 2024, as a result of significant fiscal and monetary policy support measures. However, a turnaround in the property market should be essential for a lasting recovery. Inflation is expected to be 0.4% in 2024.

The global banking industry may see a number of largely offsetting trends during the remainder of the year. Still elevated interest rates are likely to cause a gradual increase in refinancing challenges for business and private clients. Likewise, banks’ net interest margin may continue to ease slightly in 2024. Furthermore, policy uncertainty around international trade conditions is set to stay elevated in the context of the U.S. elections. This may remain a headwind for corporate demand for financing. Moderate economic growth in Europe and the gradual cuts in interest rates by the ECB, which reduces the cost burden, should support lending regaining some momentum. Also, the moderate recovery in global capital market activity might continue following two weaker years.

U.S. CRE exposures will probably remain a particular challenge for banks given high vacancies and higher rates than in Europe in 2024, but are expected to further gradually stabilize over the coming quarters. In addition, unrealized losses from large bond holdings could stay in focus until interest rates have started to decline sustainably. However, economic growth continues to be much more robust in the U.S. than in many other developed economies, which bolsters banking sector fundamentals such as revenues and profits.

Banks in China are likely to face ongoing issues from a mildly deflationary environment and relatively low interest rates, as well as repercussions from the tensions in the real estate market. Japanese banks, by contrast, may benefit as the country’s monetary policy emerges from years of negative rates.

Deutsche Bank
Earnings Report as of September 30, 2024

In 2024, the European Parliament will work on its operational set-up, determining the lead delegates on outstanding legislative proposals. Their main focus in November 2024 will turn to scrutinizing the Commissioners elect that the European Commission President has put forward. Deutsche Bank expects this review process to be done by the end of 2024, marking the official start of the new European Commission. Many topics will continue to be discussed between Member States and the European Parliament, such as the Retail Investment Strategy, the digital euro, open finance, the review of the Payment Services framework, and the Benchmarks Regulation.

In the U.S., the prudential regulators proposed a rule to implement the Basel Committee’s finalized Basel III framework. The proposal raises capital requirements for banks with over U.S.$ 100 billion in assets and removes much of the differentiation among institutions’ requirements. There remains significant uncertainty regarding how many changes will be made in the final rule as well as in the timing of finalization. Prudential regulators are also investigating potential changes to liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the U.S.

There are a number of risks to the bank’s global economic outlook. Geopolitical risks remain elevated in Ukraine and in the Middle East. The U.S. versus China strategic competition could possibly continue to intensify. The potential intensification of interdependencies between crisis hotspots could exacerbate the impact on the markets. A deteriorating geopolitical landscape could lead to higher commodity prices and, ultimately, resurgent inflation. The U.S. presidential election in November 2024 and surrounding news could have the potential to move the markets, at least in the short term.

Deutsche Bank outlook

Deutsche Bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, outlines the bank’s 2025 financial targets and capital objectives. Deutsche Bank reaffirms the bank’s financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5% and a cost/income ratio of below 62.5%. The bank also confirms its capital objectives of a CET1 capital ratio of around 13% and a payout ratio of 50%, from 2025.

In 2024, Deutsche Bank revenues are expected to be slightly higher compared to the prior year. The Group expects revenues to be in line with its full-year guidance of around € 30 billion, supported by the resilience and growth potential of its businesses and continued business momentum.

Corporate Bank expects revenues to be further supported by a comparably high level of interest rates and ongoing progress on its growth initiatives. Revenues are expected to be essentially flat compared to the prior year, as the normalization of net interest margin is mostly offset by increasing business volumes and slightly higher non-interest sensitive revenues. Corporate Treasury Services revenues are anticipated to be slightly lower compared to the prior year, as the normalization of rate pass-through in the Corporate Cash Management business is expected to be partly offset by fee growth in Trade Finance & Lending and in Corporate Cash Management. Institutional Client Services revenues are expected to be essentially flat compared to the prior year, driven by slightly higher net interest income due to growth in deposit volumes, while commissions and fee income is expected to remain essentially flat. In Business Banking, revenues are expected to be slightly lower compared to the prior year, driven by lower net interest income, partly offset by higher commissions and fee income.

Investment Bank revenues are expected to be higher in 2024 compared to the prior year, with the targeted investments made in both Origination & Advisory and Fixed Income & Currencies, combined with a recovery in industry volumes in Origination & Advisory, driving improved performance.

Fixed Income & Currencies revenues are expected to be slightly higher compared to 2023. The Rates business intends to continue to build on the successful developments made within the business; however, the uncertain rate environment witnessed in the first nine months of 2024 has impacted revenue performance and could continue to do so for the remainder of the year. The Foreign Exchange business will look to maintain technology development, where it has seen material improvements in the Spot business whilst developing the client franchise. The Global Emerging Markets business will continue the expansion of its onshore capabilities, including the development of Latin America and client workflow solutions globally whilst maintaining the momentum from a strong year to date performance. Credit Trading intends to further build on the turnaround seen in the business since the start of 2023, specifically in Flow, while looking to maintain strength in Distressed and Solutions. The Financing business will continue to take a disciplined and selective approach to the deployment of resources.

Deutsche Bank
Earnings Report as of September 30, 2024

Origination & Advisory revenues are expected to be significantly higher in 2024 compared to 2023, driven by a continuation of the industry recovery seen in the year to date, along with the incremental impact of investments across the platform. Within Debt Origination, Leveraged Debt Capital Markets expects to build on their solid year to date performance, with market conditions expected to remain favorable for issuances. In Investment Grade Debt, full year revenues are expected to be strong, with the business having capitalized on the significant volumes seen in the first nine months of 2024, though a slowdown from these levels is expected in the remainder of the year and potentially impacted by uncertainty around the upcoming U.S. election. Equity Origination will continue to provide a competitive offering across products, whilst looking to benefit from a return of Initial Public Offerings, where the business has a specific focus. Advisory plans to build on the momentum of the targeted investments made in 2023 and the strong year to date performance.

In 2024, the Private Bank expects net revenues to remain essentially flat compared to 2023. Growth in investment product revenues supported by continued net inflows in assets under management, is expected to be partially offset by increased hedging and funding costs. Deposit and lending revenues are expected to remain essentially flat.

In Personal Banking, net revenues are expected to be slightly lower compared to 2023. Increased funding costs including the impact from minimum reserves, certain hedging costs and higher Group neutral central treasury allocation to the business, are expected to be partially offset by higher deposit revenues. Investment products are expected to be slightly lower and lending revenues to remain essentially flat.

In Wealth Management & Private Banking, net revenues are expected to be essentially flat driven by increased investment products reflecting continued business growth, as well as slightly higher lending revenues, partially offset by a decline in deposit revenues.

Private Bank assumes continued inflows in assets under management in 2024 with corresponding volumes in assets under management expected to be higher compared to year-end 2023. However, the overall development of volumes will be highly dependent on market parameters, including equity indices and foreign exchange rates.

Asset Management expects revenues to be higher in 2024 compared to the prior year. Management fees are anticipated to be slightly higher from increasing average assets under management. Performance and Transaction fees are expected to be significantly lower driven by the market effect on U.S. real estate performance fees; however, if certain annual performance fees materialize in the fourth quarter 2024, then total performance and transaction fees could be higher for the full year 2024 compared to 2023. Other revenues are expected to be significantly higher compared to the prior year, supported by lower funding allocations, higher investment income and gains within Alternatives and an one-off insurance recovery. Assets under management are expected to be higher at the end of 2024 compared to 2023 from a combination of net flows and market impact.

Corporate & Other is expected to generate a larger pre-tax loss in 2024 compared to the prior year, primarily from the Postbank takeover litigation provision and other litigation matters. Corporate & Other will continue to retain shareholder expenses, which are expected to be around € 0.6 billion for the full year 2024. Corporate & Other will also continue to retain certain funding and liquidity impacts, expected to be € 0.2 billion for full year 2024, and will maintain the reversal of noncontrolling interests, primarily from DWS. In addition, results in Corporate & Other will continue to be impacted by valuation and timing differences on positions that are economically hedged, but do not meet hedge accounting requirements.

Deutsche Bank is managing the Group’s cost base towards the 2025 cost/income ratio target. The bank remains highly focused on cost discipline and delivery of the initiatives underway. In 2024, noninterest expenses are expected to be essentially flat despite absorbing higher litigation expenses in relation to the Postbank takeover. Adjusted costs in 2024 are expected to remain essentially flat compared to 2023. Higher compensation and benefit costs, reflecting higher performance-related compensation, wage growth and increases in internal workforce after the bank’s targeted investments in talent including Numis and in the control environment are expected to be offset by the bank’s benefits from structural efficiency measures including further workforce optimization, lower IT spend and lower professional service fees. The bank maintains its full-year guidance for a quarterly run-rate of adjusted costs of around € 5 billion in 2024 and aims to operate with total noninterest expenses of around € 20 billion in 2025.

Deutsche Bank
Earnings Report as of September 30, 2024

The bank now expects full-year 2024 provision for credit losses of around € 1.8 billion, which equals approximately 38 basis points of average loans, above previous guidance. The elevated levels in 2024 reflect longer-than-expected impacts from the Postbank integration, two relatively fast evolving larger corporate events in the first nine months of 2024 (partly hedged and offset in revenues), above comparable historic average, and CRE provisions on a cyclical higher level, although lower quarter on quarter. Deutsche Bank remains committed to stringent underwriting standards and a tight risk management framework, which, together with the transitory nature of elevated 2024 provision levels, supports an expected gradual decline of provisions for loan losses from the levels experienced in 2024. Further details on the calculation of expected credit losses are provided in the section “Risk information” of this report.

Common Equity Tier 1 ratio (CET1 ratio) by year end 2024 is expected to remain essentially flat compared to 2023. The bank has received the majority of the regulatory decisions on internal credit and market risk models in 2023 with smaller ones expected in the remainder of the year 2024. Deutsche Bank aims for a Common Equity Tier 1 capital ratio of 200 basis points above the maximum distributable amount (MDA) threshold at the end of 2024.

The bank completed its share repurchase of € 675 million in July 2024, following the completion of € 450 million in share repurchases in 2023. Deutsche Bank paid a dividend in respect of the 2023 financial year of € 0.45 per share, or approximately € 900 million, up from € 0.30 per share for 2022. For the financial years 2024 and 2025, Deutsche Bank aims for cash dividends of € 0.68 and € 1.00 per share, respectively, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, paid in 2022-2026, and believes that it is positioned to exceed this objective, subject to meeting the bank’s strategic targets and German corporate law requirements, annual general meeting authorization and regulatory approvals.

By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States. Such matters are subject to many uncertainties. While Deutsche Bank resolved a number of important litigation matters and made progress on others, the bank expects the litigation and enforcement environment to remain challenging. For 2024, and with a caveat that forecasting litigation charges is subject to many uncertainties, Deutsche Bank presently expects net litigation charges to significantly exceed the levels experienced in 2023 given the increased level of provisions recognized in the first nine months of 2024. For more details, please refer to “Provisions” of this report.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Timely and successful achievement of Deutsche Bank’s strategic targets or aspirations, including containing costs at the expected run rate, may be adversely impacted by reduced revenue-generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include, but are not limited to, the future path of inflation and interest rates, macroeconomic downside risks, e.g., in the bank’s German home market, the elevated tensions in Middle East and Russia’s ongoing war in Ukraine, broader geopolitical risks including impacts from the U.S. elections, cyber events, the ongoing headwinds posed by regulatory reforms or regulatory actions to address perceived weaknesses in the financial sector and potential impacts on the bank’s legal and regulatory proceedings. For a more detailed discussion of potential downside risks please refer to Risks in “Risks and opportunities” of this report.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank
Earnings Report as of September 30, 2024

Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what Deutsche Bank has anticipated in its “Outlook”. Geopolitical risks remained in focus in the nine months ended September 30, 2024, including the escalating conflict in the Middle East, Russia’s war in Ukraine, as well as political uncertainties arising from the upcoming U.S. elections. Additionally, central bank policies and the broader interest rate environment, the macroeconomic outlook, developments in the CRE (Commercial Real Estate) sector and the unexpected Postbank takeover litigation provision continue to be in focus. Overall, and notwithstanding the Postbank takeover litigation provision, Deutsche Bank’s assessment of the risks and opportunities that its businesses are exposed to has not materially changed compared to the information presented in the Annual Report 2023.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Timely and successful achievement of Deutsche Bank’s strategic targets or aspirations, including containing costs at the expected run rate, may be adversely impacted by reduced revenue-generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include, but are not limited to, macroeconomic downside risks including a continued recession in our German home market or a possible “hard landing” of the U.S. economy due to the lagged impacts of past monetary tightening, the future path of inflation and interest rates, the elevated tensions in Middle East and Russia’s ongoing war in Ukraine, broader geopolitical risks including impacts from the U.S. elections, cyber events, the ongoing headwinds posed by regulatory reforms or regulatory actions to address perceived weaknesses in the financial sector and potential impacts on the bank’s legal and regulatory proceedings.

Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, leading to higher revenues and improving the Group’s ability to meet its financial targets. Similarly, the bank may benefit from resolving litigation matters under better conditions than presently anticipated. Currently, macro-financial forecasts expect a “soft landing” for the U.S. economy, lower inflation rates and moderate easing of monetary policy by major central banks in the rest of 2024 and 2025. At the same time, a renewed increase in inflation and interest rates as well as higher market volatility could potentially lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients to risk manage their exposures. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

With headline and core inflation approaching central bank targets, the European Central Bank (ECB) lowered its deposit facility rate by 25 basis points for the second time during its September meeting, while the Fed started its easing cycle with a large cut of 50 basis points to its target range for the Fed funds rate. Financial markets continue to anticipate further policy rate cuts in 2024 and 2025, which has supported easing of financial conditions via higher equity prices and tighter credit spreads. With major equity markets rallying to fresh record highs in late September, the risk of corrections in highly valued risk asset markets remains elevated. This was demonstrated by the short-lived but extreme market volatility observed in early August, triggered by a combination of concerns around the economic outlook, the unwinding of JPY carry trades and geopolitical risks in the Middle East. A prolonged, more severe bout of volatility could adversely impact global monetary and credit conditions and hence the Group’s business environment.

CRE markets remain under stress from the impact of high interest rates and borrowing costs and tight lending conditions, leading to ongoing pressure on collateral values, particularly in the office sector, and may result in higher than expected provisions for credit losses. Recent evidence suggests that CRE property prices and broader market conditions are stabilizing amid a pick up in investor appetite compared to 2023. Anticipated interest rate cuts may help to further support market sentiment and a gradual easing of refinancing conditions although refinancing risk remains elevated in the near term. The adjustment process in the office sector is expected to persist for several years.

Deutsche Bank
Earnings Report as of September 30, 2024

While Deutsche Bank’s credit portfolio quality remains overall resilient, the lagged effects of higher policy rates and inflation may lead to the emergence of unexpected losses across the bank’s wider credit portfolios including larger unexpected idiosyncratic losses.

According to consensus, the “soft-landing” narrative for the U.S. economy remains intact, supported by softer inflation and a slowdown in labor market and other indicators of economic activity. While the U.S. economy has consistently beaten expectations in the last couple of quarters, there remains a non-negligible, cyclical risk of recession due to the lagged impacts of the past monetary policy tightening. Meanwhile, economic momentum in the Eurozone remains sluggish, with Germany underperforming in the face of cyclical and structural headwinds. Despite the recently announced stimulus measures, China’s economic outlook remains challenging due to further softening in manufacturing and services activities, weak domestic demand and ongoing stress in the highly leveraged property sector. Export growth may slow down if key markets such as the EU and the U.S. increase tariffs further.

Overall, either in isolation or in combination with other risk factors discussed in the Annual Report 2023, the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit and market losses.

Geopolitics

Geopolitical risks remain elevated, with concerns focused on the potential for further escalation in the Middle East conflict and Russia’s war in Ukraine. The Middle East conflict has intensified as the direct military clashes between Israel and Iran along with its terrorist proxies, increase the risk of an outright regional war. While the market reaction remains contained thus far, a further escalation could lead to negative impacts including higher oil prices, volatility in the markets and supply chain disruption which may in turn impact Deutsche Bank’s risk profile. There are few signs that the war in Ukraine will be resolved in the near-term, and the potential for reduced U.S. military support for Ukraine after the U.S. election may embolden Russia and its allies to step up aggression leading to heightened uncertainty and business disruption.

In addition, geoeconomic tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, territorial disputes around the South China Sea, human rights, and cybersecurity. While the bank does not consider a China/Taiwan military conflict as its base case in the near-term, potential downside impacts from an escalation are significant and could substantially and adversely affect Deutsche Bank’s planned results of operations and financial targets.

Amidst Russia’s ongoing war in Ukraine, further sanctions packages have been introduced in 2024. New sanctions, as well as countermeasures by the Russian government, continue to increase complexity of operations and create conflict of law situations. Against the challenging sanctions backdrop, banks have been implicated in economic disputes of and with counterparties which could result in costs or losses which would not occur in the normal course of business. While an immediate adverse impact to assets in Russia was averted, the recent Russian court orders against various western banks pose downside risk.

The U.S. is heading towards a polarized presidential and congressional election in November 2024 with opinion polls showing that the outcome remains too close to call. The Republican and Democratic parties present sharply different domestic and foreign policy outcomes, which could have far-reaching and de-stabilizing geopolitical and economic implications, thereby driving further trade conflicts.

Deutsche Bank
Earnings Report as of September 30, 2024

Strategy

Deutsche Bank operates in highly competitive markets in all divisions. The ability to deploy capital and fund investments is an important factor to enable it to compete. The Group continually monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large, international banks, smaller domestic banks, potential mergers or acquisitions amongst banks, as well as emerging, non-banking competitors. If significant competitors were to merge or be acquired, this could result in a decrease in the bank’s deposit base, which may have a significant impact on Deutsche Bank’s business model. In addition, potential mergers and acquisitions amongst European competitors could also impact Deutsche Bank’s opportunities to grow non-organically in the future.

Employee turnover rates in the third quarter of 2024 exceeded prior year’s level across all regions, mainly driven by Asia Pacific, Middle East, and Africa. On a year-to-date basis employee turnover rates are on prior year’s level. In general, the development of turnover rates could impact the bank’s operation and cost structures.

Postbank IT migration

Deutsche Bank has resolved the backlog in the client critical processes in scope of the BaFin order. New incoming client requests within these processes are also generally being processed within defined service levels. Deutsche Bank continues its efforts to further improve the service processes. Generally, not processing inquiries on time could result in higher credit and operational costs, impact the bank’s reputation and also result in loss of clients or business. This in turn could impact the bank’s future results.

Regulatory supervisory reforms, assessments and proceedings

In the EU, the prudential framework (Capital Requirements Regulation/Directive – CRR III, CRD VI) has been revised and will now be implemented or apply directly across all EU Member States. Ultimately, this revised framework will amend capital requirements for all EU banks starting from January 2025. The European Commission has proposed to delay the application of certain parts of the CRR III/CRD VI package, specifically those related to Market Risk (implementing the Basel Committee’s Fundamental Review of the Trading Book – FRTB) and related provisions. The proposal, via a Commission Delegated Act, is now pending European Parliament and Council of the EU approval.

A number of key capital markets legislations were finalized in the EU in the second quarter of 2024 and are currently awaiting publication in the EU Official Journal later this year. This includes the revised European Market Infrastructure Regulation (EMIR 3.0). EMIR 3.0 is intended to make clearing in the EU more attractive, to streamline supervisory procedures for EU central clearing counterparties (CCPs), and to address financial stability risks. These include measures to improve clearing services at EU CCPs, thereby reducing reliance of clearing certain over-the-counter derivatives at UK CCPs. Notably, the rules require all financial counterparties and non-financial counterparties subject to the EMIR clearing obligation to hold a so-called active account at an EU CCP and, depending on certain thresholds, and clear a defined number of trades in these accounts. The updated rules will also streamline the approval processes for clearing services offered by EU CCPs and update the existing supervisory framework for EU CCPs.

The Listing Act has also been finalized. It amends several pieces of legislation, including the Prospectus Regulation, the Market Abuse Regulation, and the Markets in Financial Instruments Directive (MiFID II). It includes a new Directive on multiple-vote share structure on small and medium-sized entity growth markets to allow founders to retain control of their company after listing. Notably, it revokes the current research unbundling regime under MiFID II and introduces a full optional rebundling of research payments together with an EU code of conduct, to increase SME research in the EU.

Deutsche Bank
Earnings Report as of September 30, 2024

In the U.S., in July 2023 the prudential regulators proposed a rule to implement the Basel Committee’s finalized Basel III framework. The proposal would raise capital requirements for banks with over U.S. $ 100 billion in assets and removes much of the differentiation among institutions’ requirements. There is significant uncertainty regarding how many changes will be made in the final rule as well as in the timing of finalization. The rule may be reproposed during the course of 2024. Prudential regulators are also investigating potential changes to liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the U.S.

As part of the Supervisory Review and Evaluation Process (SREP) the ECB assesses the risk profile of individual banks. In response to such assessment, it may ask the bank to hold additional capital and/or to meet additional qualitative requirements (referred to as Pillar 2 Requirements) and may give additional recommendations (referred to as Pillar 2 Guidance). The SREP is usually conducted annually with a new decision being communicated in the fourth quarter. Supervisors can also impose capital surcharges to address macroeconomic risks, through the use of macroprudential tools. These include CET1 buffer increases that could apply group-wide or only for local activities at national level or for specific types of exposures (e.g., credit). The use of these tools is governed by the applicable macroprudential framework in the EU or any other relevant jurisdiction and are typically decided by national macroprudential authorities. Regulatory actions can also be influenced by industry wide exercises which are e.g. aimed at assessing asset quality or provisioning levels. Ultimately, the application of regulatory tools may impact the bank’s profitability, capital or liquidity base. This also includes the risk that Deutsche Bank will not be able to make desired cash distributions and share buybacks, subject to regulatory approval, shareholder authorization and meeting German corporate law requirements.

The SEC finalized a climate risk disclosure rule in March 2024, which has subsequently become the subject of several lawsuits and has been voluntarily stayed by the SEC. The SEC may release final proposals over the course of 2024 regarding the Commission’s agenda that has included reporting and safeguarding advisory client assets. The SEC has finalized its disclosure framework around Cybersecurity Disclosures for Public Companies. These final rules require disclosure of registrants’ cybersecurity program and risk management practices. With respect to the EBA consultation on guidelines for the management of Environmental, Social and Governance (ESG) risks, banks are awaiting the final text. The new guideline will set out requirements on how to identify, measure, manage and monitor ESG risks. Further banks will have to have plans to address the risks caused by the transition to a climate neutral economy.

Overall, either in isolation or in combination with other risk factors discussed in this Interim Report and the Annual Report 2023, developments in regulation or regulatory action in response to perceived weaknesses in the financial industry have the potential to impact the bank’s operations, have an adverse impact on competition, curtail its ability to provide financing and result in lower than expected revenues.

Compliance and Anti-Financial Crime

The bank has identified the need to strengthen its internal control environment and infrastructure. Moreover, reviews of several regulators focused on internal controls and the related infrastructure have led to requirements for the bank to remediate its anti-money laundering (AML) and other control weaknesses. The bank has undertaken initiatives to accomplish this. While the overall goals of these regulators are broadly consistent and the general themes of deficiencies are similar, the applicable regulatory frameworks are not always consistent across the relevant jurisdictions. If the bank is unable to complete these initiatives within the envisaged timeframes, this may result in regulatory action that may include fines or penalties or limitations on the bank’s business, which could be material. This could lead to increased operational costs, decreased revenues and/or adverse impact to the bank’s reputation. This in turn could impact the bank’s future results.

The U.S. established a secondary sanctions regime whereby severe measures can be taken against foreign financial institutions that are directly or indirectly engaged in transactions involving Russia’s military-industrial base. Sanctions could result in the restriction or termination of access to the U.S. market, the freezing of assets, reputational damage, and loss of business. While Deutsche Bank has enhanced controls to identify transactions and clients with higher secondary sanctions risk exposure, the bank cannot eliminate the risk that it might inadvertently facilitate transactions that could give rise to secondary sanctions.

Deutsche Bank continuously enhances its processes and controls in order to achieve compliance with applicable regulatory frameworks, particularly across Deutsche Bank’s affiliates, and regularly tracks and tests its adherence and any potential risks thereto.

Deutsche Bank
Earnings Report as of September 30, 2024

Technology, Data and Innovation

Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. Postbank’s IT migration project aims at simplifying the bank’s IT environment through the decommissioning of the Postbank IT environment. Following the client data migration last year, as part of the decommissioning efforts, the calculation of credit loss allowances for former Postbank subsidiaries was transferred to Deutsche Bank IT platforms in the third quarter of 2024.

A key area of focus for the bank, which also receives more regulatory attention, is the use of residual non-strategic and unsupported technology (also referred to as End of Life). Targeted near term upgrades for critical applications as well as the bank’s multi-year transformation program to Google Cloud mitigate the risk of IT or cyber outages and provide significant improvement in resilience capability.

The bank continues to monitor the global threat landscape for any emerging threats related to security of the bank’s operations and information and constantly adjusts the required mitigation measures. This includes identification of and response to incidents at third party vendors. Deutsche Bank closely monitors the threats introduced by security vulnerabilities, including related nation state actors’ activities. In addition, the bank’s security threat intelligence function also monitors relevant trends and developments like Artificial Intelligence or Quantum Computing and common attack scenarios, including, e.g., ransomware, denial of service and supply chain attacks.

Deutsche Bank is still maturing in its overall data management strategy against its core processes and data sets such as transactional, client and reference data. This includes the development and implementation of the bank’s enterprise architecture principles across the core technology infrastructure. This is central to Deutsche Bank’s wider technology and data strategy, enabling business growth and efficiencies, while also enhancing the control environment. Deutsche Bank’s regulators are actively engaged in ensuring the bank progresses with this component of its strategy.

Deutsche Bank’s regulators are actively engaged in ensuring the bank continues to mature its data management strategy to enhance the control environment. This is consistent with the bank’s wider technology and data strategy.

Financial institutions rely on third-party service providers for a range of services, some of which support their critical operations. These dependencies have grown in recent years as part of the increasing trend in digitalization of the financial services sector which can bring multiple benefits including flexibility, innovation and improved operational resilience. However, if not properly managed, disruption to critical services or service providers could pose risks to financial institutions, and in some cases, financial stability.

Environmental, social and governance

While Deutsche Bank remains committed to the targets and ambitions outlined in the Sustainability Deep Dive in 2023, the bank may face headwinds in achieving its target for €500 billion in cumulative ESG financing and investment volumes through the end of 2025. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank. In addition, scarcity of ESG assets may reduce Deutsche Bank’s ability to issue ESG compliant funding. Similarly, significant deviations from absolute and intensity-based net zero aligned emissions targets if its clients are not able to decarbonize at the rate required by a net zero by 2050 outcome may open the bank up to reputational risks.

Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks amongst other risks.

Deutsche Bank
Earnings Report as of September 30, 2024

Opportunities

Macroeconomic and market conditions

Should economic conditions, such as GDP growth and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets.

Improved economic, inflation and interest rate dynamics may also support levels of economic and commercial activity, improving the environment for corporate and private client activity and thereby supporting the bank’s business volumes. These dynamics could also positively impact conditions on financial markets and the outlook for investors, creating opportunities for the bank’s trading and investment management activities. Additionally, these dynamics could positively impact the credit environment.

Geopolitics

While rising geopolitical risks create uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.

Regulatory change

Recent recommendations to EU leaders outlining detailed ways to strengthen the EU single market for financial services will be supportive to the Group’s Global Hausbank Strategy. Such recommendations include but are not limited to: enhancements to EU market supervision; regulatory simplification; updates to the EU securitization frameworks; centralization of EU bond issuance; coordination of infrastructure investments with a clear focus on mobilizing private funds which will allow the bank to support the EU’s wider strategic objectives. Strengthening financial services in the EU single market could have a positive impact on Deutsche Bank’s businesses and further improve the bank’s ability to meet its financial targets.

Deutsche Bank
Earnings Report as of September 30, 2024

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the first nine months of 2024. Disclosures according to Pillar 3 of the finalized Basel III framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR), Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2023 in the section “Risk report”.

Common Equity Tier 1 ratio
30.9.2024	13.8%[1]
31.12.2023	13.7%

Economic capital adequacy ratio
30.9.2024	208%
31.12.2023	205%

Leverage ratio
30.9.2024	4.6%[1]
31.12.2023	4.5%

Total loss absorbing capacity (TLAC)
30.9.2024 (Risk Weighted Asset based)	32.8%
30.9.2024 (Leverage Exposure based)	9.1%
31.12.2023 (Risk Weighted Asset based)	32.6%
31.12.2023 (Leverage Exposure based)	9.2%

Liquidity coverage ratio (LCR)
30.9.2024	135%
31.12.2023	140%

Total risk-weighted assets (RWA)
30.9.2024	€ 356.5 bn1
31.12.2023	€ 349.7 bn

Total economic capital
30.9.2024	€ 23.2 bn
31.12.2023	€ 23.3 bn

Leverage exposure
30.9.2024	€ 1,284 bn1
31.12.2023	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2024	36.7%
31.12.2023	35.2%

Stressed net liquidity position (sNLP)
30.9.2024	€ 72.0 bn
31.12.2023	€ 57.7 bn

Net Stable Funding Ratio (NSFR)
30.9.2024	122%
31.12.2023	121%

1 Starting with the third quarter of 2024 Deutsche Bank adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; without application of this rule CET1 ratio would have been 13.6% with respective CET1 capital of € 48.4 billion and RWA of € 356.4 billion and in addition, the leverage ratio would have been 4.5% with respective Tier1 capital of € 58.3 billion and leverage exposure of € 1,283 billion

Deutsche Bank
Earnings Report as of September 30, 2024

Key risk themes

The latest developments and key uncertainties in the first nine months of 2024 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others Climate Risk, CRE, Germany, Middle East) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. None of these activities identified key risk themes in focus with elevated loss potential for the Group in the current quarter, other than CRE, which continued to be a key risk theme.

Commercial Real Estate

Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity combined with tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks compared to Europe and APAC. Especially, within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe. Market data indicate some stabilization year-to-date for the wider sector. For example, a key CRE price index curve in the U.S. has flattened over the past nine months, indicating property market values in the U.S. have bottomed out on a broad average while some value decline can still be observed in weak office submarkets. In Europe, signs of stabilization are emerging particularly in residential, logistics and hospitality property sectors.

In the current environment, the main risk for the portfolio is related to refinancing and extension of maturing loans. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about letting prospects for office properties. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.

The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9 but are not always deemed modifications under IFRS. However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2023, a development which continued into the first nine months of 2024. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.

The CRE portfolio consists of lending arrangements originated across various parts of the bank and client segments. The CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE and exposures reported under other NACE classifications including Financial and Insurance Activities.

Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Recourse CRE financings typically have a lower inherent risk profile based on recourse to creditworthy entities or individuals, in addition to mortgage collateral. Recourse CRE exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.

Non-recourse financings rely on sources of repayment that are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing.

The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the period ending June 30, 2024, the Group updated a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity. As the portfolio composition and key stress test inputs in the third quarter 2024 remained broadly stable with the second quarter 2024, the stress test was not updated for the period ending September 30, 2024.

Deutsche Bank
Earnings Report as of September 30, 2024

As of September 30, 2024, the non-recourse portfolio subject to the bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 29.9 billion of the € 37.0 billion non-recourse CRE portfolio, excluding sub-portfolios with less impacted risk drivers such as data centers and municipal social housing, which benefit from strong underlying demand fundamentals. The decrease in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31, 2023, was € 1.2 billion and € 1.3 billion, respectively, mainly driven by loan repayments partially offset by new loan originations.

The following table provides an overview of the Group’s Real Estate Activities and other industry sectors (NACE) contributing to Deutsche Bank’s non-recourse and stress-tested CRE portfolio as of September 30, 2024, and December 31, 2023, respectively.

CRE portfolio

	September 30, 2024		Dec 31, 2023
in € m.	Gross Carrying Amount¹	Allowance for Credit Losses²	Gross Carrying Amount¹	Allowance for Credit Losses²
Real Estate Activities³	48,743	689	49,267	460
thereof: non-recourse	24,273	568	25,073	382
thereof: stress-tested portfolio	20,904	548	21,331	364
Other industry sectors³ non-recourse	12,681	232	13,119	225
thereof: stress-tested portfolio	9,035	115	9,879	114
Total non-recourse CRE portfolio	36,955	800	38,192	606
thereof: stress-tested portfolio	29,940	663	31,210	478

1Loans at amortized cost

2Allowance for credit losses do not include allowance for country risk

3Industry sector by NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code

The following table shows the non-recourse CRE portfolio by IFRS 9 stages as well as provision for credit losses recorded as of September 30, 2024, and December 31, 2023.

Non-recourse CRE portfolio

	September 30, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	24,328	27,325
Stage 2	9,212	7,661
Stage 3	3,415	3,206
Total	36,955	38,192

	Nine months ended Sep 30, 2024	Twelve months ended Dec 31, 2023
Provision for Credit Losses²	417	445

1Loans at amortized cost

2Provision for Credit Losses do not include country risk provisions

The increase in Stage 2 and Stage 3 exposures is reflective of the development in CRE markets leading to a higher number of loans added to the watchlist and forbearance measures as well as increasing defaults.

Deutsche Bank
Earnings Report as of September 30, 2024

The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded as of September 30, 2024, and December 31, 2023, respectively.

Stress-tested CRE portfolio

	September 30, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	18,943	21,568
Stage 2	7,974	6,889
Stage 3	3,023	2,753
Total	29,940	31,210

thereof:
North America	52%	56%
Western Europe (including Germany)	39%	36%[2]
Asia/Pacific	8%	7%

thereof: offices	41%	42%
North America	23%	23%
Western Europe (including Germany)	16%	17%[3]
Asia/Pacific	2%	2%
thereof: residential	14%	14%
thereof: hospitality	10%	10%
thereof: retail	10%	9%

Weighted average LTV, in %
Investment Bank	66%	66%
Corporate Bank	55%	53%
Other Business	67%	68%

	Nine months ended Sep 30, 2024	Twelve months ended Dec 31, 2023
Provision for Credit Losses[4]	409	388
thereof: North America	320	298

1Loans at amortized cost

2Germany accounts for ca 8% as of September 30, 2024 and ca 7% as of December 31, 2023 of the total stress-tested CRE portfolio

3Office loans in Germany account for 4% of total office loans in the stress-tested CRE portfolio as of September 30, 2024 and as of December 31, 2023

4Provision for Credit Losses do not include country risk provisions

The average LTV in the U.S. office loan segment stood at 83% as of September 30, 2024 versus 81% as at December 31, 2023. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.

Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-term impact of remote working arrangements on demand for office space. The Group remains highly selective around new business, focusing on more resilient property types such as industrial or logistics.

Deutsche Bank
Earnings Report as of September 30, 2024

While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue, in the near-term particularly in the office sector which could result in further deterioration of asset quality and higher credit loss provisions, which is reflected in the communicated guidance for credit loss provisions for 2024.

Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on stressing property values as main driver of loss severity. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index to the appraised values) plus an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.

Based on the stress test assumptions and utilizing the stress-tested CRE portfolio of €30.5 billion as of June 30, 2024, as a starting point, the stress scenario could result in approximately €1.2 billion of credit losses over multiple years based on the respective maturity profile. The CRE market showed some signs of stabilization since the beginning of 2024, which continued into the third quarter, with a key CRE price index curve flattening and indicating potential bottoming-out of CRE values on average. Given the development of market indicators and broadly stable portfolio composition, the bespoke stress test was not updated in the third quarter 2024, as results from the prior quarter are still considered a reasonable approximation of potential stress losses as of September 30,2024. Based on the stress test results, gross of allowance, of approximately € 1.2 billion as of June 30, 2024, and considering allowance for credit losses of € 0.7 billion already in place as of September 30, 2024, potential incremental net provisions could result in € 0.5 billion over multiple years.

The bespoke stress test has numerous limitations, including but not restricted to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts and incremental stress loss can therefore change in future. Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach should be viewed as one of multiple possible scenarios. As such, the stress loss could exceed the current ECL estimate but based on currently available information, Deutsche Bank believes that the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate.

Deutsche Bank
Earnings Report as of September 30, 2024

Risk-weighted assets

Risk-weighted assets by risk type and business segment

	Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	65,011	92,381	81,451	13,264	17,731	269,838
Settlement risk	0	0	0	0	3	4
Credit valuation adjustment (CVA)	43	2,660	146	0	118	2,967
Market risk	465	22,657	50	31	2,791	25,995
Operational risk	8,792	15,849	15,206	4,798	13,046	57,691
Total	74,312	133,548	96,853	18,094	33,689	356,496

	Dec 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	63,156	94,246	78,422	11,652	18,314	265,789
Settlement risk	0	1	13	0	0	14
Credit valuation adjustment (CVA)	82	4,654	110	0	429	5,276
Market risk	181	19,019	22	28	2,260	21,510
Operational risk	5,568	21,611	7,659	3,475	18,839	57,153
Total	68,987	139,532	86,226	15,155	39,842	349,742

RWA of Deutsche Bank were € 356.5 billion as of September 30, 2024, compared to € 349.7 billion at the end of 2023. The increase of € 6.8 billion was driven by market risk RWA, credit risk RWA and operational risk RWA, partially offset by credit valuation adjustment RWA. Market risk RWA increased by € 4.5 billion, primarily driven by increase in the Stressed-Value-at-Risk (SVaR) component due to specific risk positions within Fixed Income and Currencies Trading business which were particularly sensitive to the Lehman Crisis SVaR window as well as incremental risk charge component due to increased exposures, which was partly offset by Value-at-Risk component due to overall reduced volatility. Credit risk RWA increased by € 4.0 billion, primarily driven by business growth, refinements of internal models, increased equity positions in guaranteed funds and higher RWA for deferred tax assets. This was partially offset by credit risk RWA reductions from capital efficiency measures especially within the Corporate Bank and the Investment Bank as well as foreign exchange movements. Deutsche Bank´s operational risk RWA increased by € 0.5 billion, which was mainly driven by the Postbank takeover litigation provision. Credit valuation adjustment RWA decreased by € 2.3 billion, mainly driven by reduced volatility, increased hedging benefit and reduced exposure.

Deutsche Bank
Earnings Report as of September 30, 2024

CET1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	67,278	65,999
Difference between equity per IASB IFRS / EU IFRS³	(2,430)	(1,513)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	64,848	64,486
Deconsolidation/Consolidation of entities	(24)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(24)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	64,824	64,451
Minority Interests (amount allowed in consolidated CET1)	968	973
AT1 coupon and shareholder distribution deduction[1]	(1,573)	(1,279)
Capital instruments not eligible under CET1 as per CRR 28(1)	(9)	(21)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	64,209	64,124
Prudential filters	(1,959)	(1,853)
Of which:
Additional value adjustments	(1,660)	(1,727)
Any increase in equity that results from securitized assets	(0)	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(300)	(126)
Regulatory adjustments	(13,067)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,033)	(5,014)
Deferred tax assets that rely on future profitability	(3,455)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(2,741)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(957)	(920)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	789	0
Other²	(1,670)	(1,679)
Common Equity Tier 1 capital	49,183	48,066

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current years deductions include AT1 coupons of € 0.3 billion and dividend deduction of € 1.0 billion and foreseeable share buybacks of € 0.3 billion

2Includes capital deductions of 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the Note 1 "Material accounting policies and critical accounting estimates" of the Group’s Annual Report 2023. These rules were initially applied in the first quarter 2020

Deutsche Bank’s shareholders equity as of September 30, 2024, amounted to € 64.8 billion, which includes € 3.1 billion of net income during first nine months of the year. After adjusting for minority interest given recognition in CET1 capital of € 1.0 billion, € 1.3 billion regulatory deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2024 and € 0.3 billion accrued AT1 coupon payments in line with ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET1 capital in accordance with Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4), and other adjustments, CET1 capital before regulatory adjustments amounts to € 64.2 billion, up by € 0.1 billion compared to December 31, 2023.

CET1 capital was € 49.2 billion as of September 30, 2024, reflecting an increase of € 1.1 billion compared to December 31, 2023. This increase was primarily driven by the adoption of a temporary treatment of unrealized gains and losses valued at fair value through OCI, in accordance with Article 468 of CRR, which was implemented in the third quarter of 2024 and contributed € 0.8 billion to the CET1 capital, and reductions in deferred tax assets by € 0.8 billion. These positive impacts were partially offset by an increase in the deduction for expected loss shortfall by € 0.4 billion and higher prudential filter adjustments by € 0.1 billion.

As of September 30, 2024, Deutsche Bank's CET1 capital ratio increased to 13.8% compared to 13.7% as of December 31, 2023. The increase of 5 basis points is primarily driven by higher CET1 capital as outlined above, which was partially offset by the higher RWA as outlined in the previous section.

Deutsche Bank
Earnings Report as of September 30, 2024

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 208% as of September 30, 2024, compared to 205% as of December 31, 2023. The increase was driven by an increase in economic capital supply and the decrease in economic capital demand.

The economic capital supply amounted to € 48.2 billion as of September 30, 2024, compared to € 47.6 billion as of December 31, 2023. The increase of € 0.6 billion was primarily driven by a positive net income of € 3.1 billion and € 0.7 billion lower capital deductions for IFRS deferred tax assets excluding temporary differences. These increases were partly offset by the € 1.3 billion deductions for future shareholder distributions relating to the group’s 50% payout ratio and € 0.3 billion AT1 coupon deduction, € 0.7 billion share buyback program, € 0.4 billion currency translation adjustments and € 0.4 billion higher capital deduction from expected loss shortfall.

The economic capital demand amounted to € 23.2 billion as of September 30, 2024, which represents a € 0.1 billion decrease compared to € 23.3 billion as of December 31, 2023. Credit risk decreased by € 0.1 billion mainly due to decrease in exposure and rating improvements, partly offset by an increase in strategic risk of € 0.1 billion mainly due to higher deferred tax assets from temporary differences. Additionally, the inter-risk diversification benefit across credit, market, operational and strategic risk increased by € 0.1 billion.

Leverage ratio and leverage exposure

A minimum leverage ratio requirement of 3% was introduced effective June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, the European Central Bank has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement is 0.10%. This adds up to an overall leverage ratio requirement of 3.85%.

As of September 30, 2024, Deutsche Bank’s leverage ratio was 4.6%, compared to 4.5% as of December 31, 2023. This takes into account a Tier 1 capital of € 59.1 billion over an applicable exposure measure of € 1,283.7 billion as of September 30, 2024 (€ 56.4 billion and € 1,240.3 billion as of December 31, 2023, respectively).

In the first nine months of 2024 Tier 1 capital increased by € 2.7 billion to € 59.1 billion, in addition to the increase of CET1 capital discussed in section “CET1 capital reconciliation to shareholders equity” also driven by the issuance of Additional Tier 1 capital instruments with a total principal amount of € 1.5 billion.

In the first nine months of 2024 the leverage exposure increased by € 43.4 billion to € 1,283.7 billion, largely driven by leverage exposure for securities financing transactions (SFTs) which increased by € 52.1 billion, largely in line with the development on the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report). In addition, off-balance sheet leverage exposures increased by € 7.6 billion corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees. These increases were partly offset by the leverage exposure for the asset items not related to derivatives and SFTs which decreased by € 10.1 billion. This largely reflects the development of the balance sheet: decreases in cash and central bank/interbank balances of € 35.8 billion and in loans by € 2.5 billion were partly offset by increases in non-derivative trading assets by € 21.7 billion and in receivables from unsettled regular way trades by € 1.9 billion on a net basis (€ 30.1 billion on a gross basis from seasonally low year-end levels); remaining asset items not outlined separately increased by € 4.7 billion. Furthermore, the leverage exposure related to derivatives decreased by € 6.3 billion.

The increase in leverage exposure in the first nine months of 2024 included a negative foreign exchange impact of € 3.7 billion, mainly due to the weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

Deutsche Bank
Earnings Report as of September 30, 2024

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Sep 30, 2024	Dec 31, 2023
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	49,183	48,066
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	9,878	8,328
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,660	8,610
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	546	2,478
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,206	11,088
Total regulatory capital elements of TLAC/MREL	67,267	67,483

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	49,758	46,624
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	–	–
Total Loss Absorbing Capacity (TLAC)	117,025	114,106
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	117,025	114,106
Senior preferred plain vanilla	8,448	5,538
Senior preferred structured products	5,418	3,609
Available Minimum Own Funds and Eligible Liabilities (MREL)	130,891	123,253

Risk Weighted Assets (RWA)	356,496	349,742
Leverage Ratio Exposure (LRE)	1,283,672	1,240,318

TLAC ratio
TLAC ratio (as percentage of RWA)	32.83	32.63
TLAC requirement (as percentage of RWA)	23.19	23.14
TLAC ratio (as percentage of Leverage Exposure)	9.12	9.20
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	34,344	33,167
TLAC surplus over LRE requirement	30,377	30,385

MREL subordination
MREL subordination ratio¹	32.83	32.63
MREL subordination requirement¹	24.58	24.68
Surplus over MREL subordination requirement	29,389	27,781

MREL ratio
MREL ratio¹	36.72	35.24
MREL requirement¹	30.96	30.35
MREL surplus over requirement	20,511	17,098

1As percentage of RWA (requirement including the combined buffer requirement)

Deutsche Bank
Earnings Report as of September 30, 2024

MREL ratio development

As of September 30, 2024, available MREL were € 130.9 billion, corresponding to a ratio of 36.72% of RWA. This means that Deutsche Bank has a surplus of € 20.5 billion above the Group’s MREL requirement of € 110.4 billion (i.e. 30.96% of RWA including combined buffer requirement). € 117.0 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 32.83% of RWA, a buffer of € 27.8 billion over the Group’s subordination requirement of € 89.2 billion (i.e. 6.95% of LRE). Compared to December 31, 2023, available MREL and subordinated MREL increased as issuances of senior-preferred and senior-non-preferred liabilities were higher than maturities in this category, this also compensated reductions in T2 regulatory capital.

TLAC ratio development

As of September 30, 2024, TLAC was € 117.0 billion and the corresponding TLAC ratios were 32.83% of RWA and 9.12% of LRE. This means that Deutsche Bank has a TLAC surplus of € 30.4 billion over its TLAC requirement of € 86.6 billion (i.e. 6.75% of LRE).

Liquidity Coverage Ratio

As of September 30, 2024, the Group's liquidity coverage ratio was 135%, or €60 billion above the regulatory minimum of 100%. In comparison, as of December 31, 2023, the Group's liquidity coverage ratio was 140% or €62 billion was excess liquidity.

Stressed Net Liquidity Position

The Group’s internal stressed Net Liquidity Position increased to € 72 billion as of September 30, 2024 from € 58 billion as of December 31, 2023. The increase in the Group sNLP was largely due to increased deposits and new issuance, partly offset by early TLTRO repayment.

Net Stable Funding Ratio

The Group’s Net Stable Funding Ratio (NSFR) as of September 30, 2024 was 122% or a surplus of € 112 billion over the regulatory minimum of 100% as compared with 121% as of December, 31 2023.

IFRS 9 Impairment

Model overview

During the first nine months of 2024, Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2023 except for the change in estimate outlined below. As outlined in that report, the Group leverages existing models used for the determination of capital demand under the Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s expected credit losses (ECL).

In 2023, the Group completed three migration waves of the Postbank clients into the IT systems of Deutsche Bank, which resulted in the Group-wide alignment of the IFRS 9 impairment model and methodologies, while specific models previously applied for the Postbank were to a large extent decommissioned. The final wave of the IT migration took place in the third quarter of 2024 and included the BHW mortgage and Postbank factoring portfolios. The migration led to an immaterial ECL increase.

The latest developments and key uncertainties in the first nine months of 2024 and their consideration in the ECL calculation, based on the bank’s ongoing credit risk management activities and governance framework, are also described in the Key Risk Theme section. These activities include, but are not limited to, regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties not included in the model that require an overlay. Lastly, the Group presents its major sources of estimation uncertainty in the ECL model and a sensitivity analysis forward looking information as a key assumption.

Deutsche Bank
Earnings Report as of September 30, 2024

Forward-looking information

The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information on PDs feeding the IFRS 9 model as of September 30, 2024, and as of December 31, 2023. At each reporting date, the consensus data included the latest macroeconomic developments.

Macroeconomic variables applied

	as of September 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	2,461.48	2,558.23
Commodity - WTI	73.99	67.02
Credit - CDX Emerging Markets	186.84	202.76
Credit - CDX High Yield	387.66	419.63
Credit - CDX IG	58.47	62.66
Credit - High Yield Index	3.86%	4.13%
Credit - ITX Europe 125	60.43	63.46
Equity - MSCI Asia	1,487	1,529
Equity - Nikkei	38,206	38,925
Equity - S&P500	5,603	5,878
GDP - Developing Asia	4.51%	4.56%
GDP - Emerging Markets	4.06%	4.07%
GDP - Eurozone	0.90%	1.38%
GDP - Germany	0.31%	1.26%
GDP - Italy	0.88%	1.09%
GDP - USA	1.84%	1.85%
Real Estate Prices - U.S. CRE Index	304.33	301.79
Unemployment - Eurozone	6.54%	6.41%
Unemployment - Germany	3.25%	3.23%
Unemployment - Italy	7.04%	7.18%
Unemployment - Japan	2.54%	2.40%
Unemployment - Spain	11.38%	11.05%
Unemployment - USA	4.41%	4.31%

1MEV as of September 18, 2024

2Year 1 equals third quarter of 2024 to second quarter of 2025, Year 2 equals third quarter of 2025 to second quarter of 2026

	as of December 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,957.34	1,958.16
Commodity - WTI	82.52	83.56
Credit - CDX Emerging Markets	195.16	192.83
Credit - CDX High Yield	451.57	466.4
Credit - CDX IG	70.04	72.12
Credit - High Yield Index	4.05%	4.19%
Credit - ITX Europe 125	73.09	72.21
Equity - MSCI Asia	1,293	1,297
Equity - Nikkei	33,188	34,051
Equity - S&P500	4,514	4,621
GDP - Developing Asia	4.94%	4.37%
GDP - Emerging Markets	4.08%	4.01%
GDP - Eurozone	0.13%	1.08%
GDP - Germany	0.12%	1.30%
GDP - Italy	0.33%	1.03%
GDP - USA	1.75%	1.31%
Real Estate Prices - U.S. CRE Index	353.41	347.99
Unemployment - Eurozone	6.67%	6.64%
Unemployment - Germany	3.12%	3.13%
Unemployment - Italy	7.75%	7.68%
Unemployment - Japan	2.58%	2.42%
Unemployment - Spain	11.96%	11.67%
Unemployment - USA	4.19%	4.40%

1MEV as of December 6, 2023, which barely changed until December 29, 2023

2Year 1 equals fourth quarter of 2023 to third quarter of 2024, Year 2 equals fourth quarter of 2024 to third quarter of 2025

Deutsche Bank
Earnings Report as of September 30, 2024

Overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming emerging risks, model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required.

As of September 30, 2024, management overlays amounted to € 108 million, compared to € 84 million for year end 2023 (which resulted in an increase of Allowance for Credit Losses in both periods). The increase in the third quarter 2024 is primarily driven by a top up of the overlay to bring forward the expected impacts from a model refinement related to refinancing risk, which represents a change in estimate and which is envisaged for future technical implementation.

In assessing whether the Group requires any additional overlays, it regularly reviews for evolving or emerging risks. These measures include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of September 30, 2024, the Group did not identify any emerging risks or model weaknesses that would require an additional overlay, except for the ECL model related changes, for which overlays have been recorded. Any potential impacts from ongoing validations and model refinements in the future periods will be recorded once the amounts are estimable.

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the LGD setting on homogenous portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2023.

Macroeconomic Variables

The sensitivity of the PD component feeding the ECL model with respect to potential changes in projections for key MEVs is shown in the table below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEVs as of September 30, 2024, and December 31, 2023. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

Although interest rates and inflation are not separately included in the MEVs above, the economic impact of these risks is reflected in other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation would filter through these forecasts and be included in the ECL model and sensitivity analysis below.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

As of September 30, 2024, the sensitivity impact is slightly lower, compared to December 31, 2023, due to portfolio changes and minor improvements of base MEV projections which the analyses were based on.

Deutsche Bank
Earnings Report as of September 30, 2024

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Sep 30, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(71.9)	(1)pp	83.5
Unemployment rates	(0.5)pp	(39.5)	0.5pp	43.3
Real estate prices	5%	(5.9)	(5)%	6.8
Equities	10%	(9.5)	(10)%	12.2
Credit spreads	(40)%	(17.9)	40%	22.1
Commodities¹	10%	(10.7)	(10)%	11.8

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(80.4)	(1)pp	88.9
Unemployment rates	(0.5)pp	(43.1)	0.5pp	45.9
Real estate prices	5%	(5.9)	(5)%	6.2
Equities	10%	(9.0)	(10)%	12.2
Credit spreads	(40)%	(20.5)	40%	22.8
Commodities¹	10%	(8.5)	(10)%	9.2

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

IFRS 9 Expected Credit Losses

Provision for credit losses was € 494 million in the quarter, up from € 245 million in the prior year quarter and up slightly from € 476 million in the second quarter of 2024. Provisions for performing loans (Stage 1 and 2) were € 12 million, down from € 35 million in the previous quarter. This reflected softer macro-economic forecasts and the recalibration of overlays, partially offset by portfolio movements since the second quarter. Provision for non-performing loans (Stage 3) were € 482 million, up from € 441 million in the previous quarter. The quarter-on-quarter increase was driven predominantly by the Private Bank and included residual effects from remaining impacts from Postbank integration which are expected to normalize in the coming quarters, while overall portfolio quality remained largely stable. Provisions relating to commercial real estate were down 34% compared to the previous quarter and included provisions relating to expected sales in the fourth quarter.

For the first nine months, provision for credit losses was € 1.4 billion, up from € 1.0 billion year on year. This development was substantially driven by certain larger corporate events, for which provisions are partly mitigated by offsetting hedges; remaining impacts from the Postbank integration which are expected to decrease significantly going forward; and higher provisions in commercial real estate compared to the first nine months of 2023. The bank sees signs of stabilization in commercial real estate and expects this to support a further reduction in provisions in future quarters.

Overall assessment of ECL’s

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the third quarter and the first three quarters of 2024, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its ECL as of September 30, 2024, and December 31, 2023.

Results from the above reviews and development of key portfolio indicators are regularly discussed at Credit Risk and Management Fora and the Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant changes in risk are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

Deutsche Bank
Earnings Report as of September 30, 2024

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Sep 30, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	664,555	54,988	14,980	716	735,239	692,091	55,704	12,799	806	761,400
of which: Loans	414,516	51,873	14,682	716	481,786	418,311	52,834	12,576	806	484,527
Allowance for credit losses²	451	726	4,249	207	5,633	447	680	3,960	198	5,285
of which: Loans	433	715	4,167	207	5,523	424	673	3,874	198	5,170

Fair value through OCI
Fair value	41,326	939	57	0	42,322	34,424	1,076	46	0	35,546
Allowance for credit losses	14	8	15	0	37	13	13	22	0	48

Off-balance sheet positions
Notional amount	304,317	19,039	1,943	6	325,304	292,747	23,778	2,282	8	318,814
Allowance for credit losses³	97	72	171	0	341	117	88	187	0	393

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of September 30, 2024 and € 4 million as of December 31, 2023

3Allowance for credit losses do not include allowance for country risk amounting to € 7 million as of September 30, 2024 and € 9 million as of December 31, 2023

Goodwill and other intangible assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2024, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank
Earnings Report as of September 30, 2024

Additional information

Management and Supervisory Board

Management Board

There were no changes in the Management Board in the first and second quarter of 2024.

Deutsche Bank’s Supervisory Board appointed Laura Padovani as member of the Management Board with effect from July 1, 2024. She is Chief Compliance and Anti Financial Crime Officer. Laura Padovani takes over these responsibilities from Stefan Simon.

Stefan Simon will focus on his role as Management Board member responsible for the Americas region. He also remains responsible for Legal including Group Governance.

Supervisory Board

Florian Haggenmiller was appointed as a new member of the Supervisory Board by the court on January 16, 2024. He succeeded Birgit Laumen, who resigned from her Supervisory Board mandate with effect from January 12, 2024.

There were no changes in the Supervisory Board in the second and third quarter of 2024.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank
Earnings Report as of September 30, 2024

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the nine-month period ended September 30, 2024, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.

The application of the EU carve out version of IAS 39 had a negative impact of € 1.3 billion on profit before tax and of € 915 million on profit after tax for the nine-month period ended September 30, 2024, compared to a negative impact of € 400 million on profit before tax and of € 283 million on profit after tax for the nine-month period ended September 30, 2023. The application of the EU carve out version of IAS 39 had a negative impact of € 2.0 billion on profit before tax and of € 1.4 billion on profit after tax for the three-month period ended September 30, 2024, compared to a negative impact of € 649 million on profit before tax and of € 460 million on profit after tax for the three-month period ended September 30, 2023. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. As of September 30, 2024, the application of the EU carve-out had a negative impact on the CET1 capital ratio of about 68 basis points compared to a negative impact of about 2 basis points as of September 30, 2023.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2024, the related consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2024, as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2023, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation and resulting increases in interest rates since the start of the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank
Earnings Report as of September 30, 2024

Exposures to Russia and the impact on allowance for credit losses

As of January 1, 2024, the Group discontinued its disclosure relating to exposures to Russia and the impact on allowance for credit losses as a result of the war in Ukraine. The Group continues to monitor its risks related to Russia as part of its regular risk management activities and enhanced governance oversight in place.

High Quality Liquid Assets

Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2024 onwards.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first nine months of 2024.

IFRS 16 “Leases”

On January 1, 2024, the Group adopted amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendment did not have a material impact on the Group’s interim consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

On January 1, 2024, the Group adopted amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. They did not have a material impact on the Group’s interim consolidated financial statements.

On January 1, 2024, the Group adopted a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments did not have a material impact on the Group’s interim consolidated financial statements.

Deutsche Bank
Earnings Report as of September 30, 2024

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2024, and therefore have not been applied in the first nine months of 2024.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

In August 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IFRS 18 “Presentation and Disclosures in Financial Statements”

In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. The new standard contains new guidance on how to structure the Income Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.

IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.

IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB has issued amendments to “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be discharged before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on classification and measurement of financial instruments as well as on its disclosures. The new standard has yet to be endorsed by the EU.

Annual Improvements to IFRS

In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash-Flows”. The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank
Earnings Report as of September 30, 2024

Business Segments

Changes in the presentation for segments

As previously communicated, commencing from the first quarter of 2024, Investment Bank renamed FIC Sales and Trading to “Fixed Income & Currencies (FIC)” and introduced additional sub-categories, entitled “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex Financing” to provide additional transparency regarding the revenue composition of FIC. Origination & Advisory revenues continue to be presented with the sub-categories Debt Origination, Equity Origination and Advisory. Additionally, Research revenues are reported together with Other in “Research and Other”. Prior years’ comparatives are presented in the current reporting structure.

As previously communicated, commencing from the first quarter of 2024, Private Bank is following a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” as well as “Wealth Management & Private Banking”. This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector). Prior years’ comparatives are presented in the current reporting structure.

Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, demand deposits of Private Banking Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. Prior years’ comparatives are presented in the current reporting structure.

Driver-Based Cost Management allocations methodology change

As previously communicated, in the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective Infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. Beginning in 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures, whereas beginning 2024, all Infrastructure costs are charged to divisions based on actual costs and service consumption. Prior years’ comparatives are presented in the current reporting structure. For the third quarter of 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 50 million and for Corporate and Other of € 7 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of € 17 million, for Private Bank of € 40 million and for Asset Management of € 0 million. For the first nine months of 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 107 million and for Corporate and Other of € 31 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of € 59 million, for Private Bank of € 79 million and for Asset Management of € 0 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.

Changes to capital allocation framework

Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior years’ comparatives are presented in the current reporting structure. While the adjustment of the prior periods’ allocations impact the segmental RoTE, the respective Group metrics are unaffected by the change.

Changes to Operational Risk RWA allocation framework

Starting in 2024, Deutsche Bank introduced a refined and more granular framework to allocate operational risk RWA to the segments. While the respective segmental RWA metrics are impacted by the change in methodology with a more pronounced impact from the second quarter of 2024 onwards, the Group’s operational risk RWA are unaffected by the change.

Deutsche Bank
Earnings Report as of September 30, 2024

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Interest and similar income	12,299	11,295	37,304	31,357
Interest expense	8,575	7,237	26,130	19,225
Net interest income	3,724	4,058	11,174	12,132
Commissions and fee income	2,468	2,361	7,675	7,029
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,088	874	4,983	3,052
Net gains (losses) on derecognition of financial assets measured at amortized cost	5	(2)	(2)	(6)
Net gains (losses) on financial assets at fair value through other comprehensive income	(3)	(12)	37	10
Net income (loss) from equity method investments	18	(23)	14	(16)
Other income (loss)	169	525	274	419
Total noninterest income	5,746	3,723	12,980	10,489
Total net revenues	9,470	7,781	24,154	22,621

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Earnings per common share:[1]
Basic	€ 1.53	€ 0.79	€ 1.70	€ 1.52
Diluted	€ 1.50	€ 0.78	€ 1.67	€ 1.50
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	1,980.9	2,069.4	1,997.4	2,071.8
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,026.2	2,107.8	2,040.6	2,108.9

1Earnings were adjusted by € 574 million and € 498 million before tax for the coupons paid on Additional Tier 1 Notes in the second quarter of 2024 and 2023, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank
Earnings Report as of September 30, 2024

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Profit (loss) recognized in the income statement	3,065	1,661	4,084	3,745
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(97)	(13)	(33)	175
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(80)	(21)	(167)	(11)
Total of income tax related to items that will not be reclassified to profit or loss	74	(35)	35	(65)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	269	(255)	3	(148)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	12	(37)	(10)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	497	(246)	109	(318)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	82	103	243	294
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(894)	378	(499)	(404)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	3	(1)
Equity Method Investments
Net gains (losses) arising during the period	4	(1)	4	(32)
Total of income tax related to items that are or may be reclassified to profit or loss	(205)	174	15	298
Other comprehensive income (loss), net of tax	(347)	95	(324)	(222)
Total comprehensive income (loss), net of tax	2,718	1,755	3,759	3,523
Attributable to:
Noncontrolling interests	2	51	102	82
Deutsche Bank shareholders and additional equity components	2,716	1,704	3,657	3,441

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The current interest rate on all remaining TLTRO III operations is indexed on the average applicable key ECB interest rates from November 23, 2022, onward. As of September 30, 2024, the Group had no outstanding borrowing (September 30, 2023: € 15.5 billion) under the TLTRO III-refinancing program. The resulting net interest income (expense) was zero for the three months ended September 30, 2024 (September 30, 2023: € (208) million) and € (144) million for the nine months ended September 30, 2024 (September 30, 2023: € (594) million) under the TLTRO III program.

Deutsche Bank
Earnings Report as of September 30, 2024

Provisions

As of September 30, 2024, the Group recognized € 3.0 billion (December 31, 2023: € 2.4 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of September 30, 2024 are described below for civil litigation and regulatory matters and included in the Allowance for credit losses disclosures in this Report. Details on the Group’s provisions as of December 31, 2023, are disclosed in Deutsche Bank’s Annual Report 2023 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of September 30, 2024, the Group recognized provisions relating to civil litigation of € 1.8 billion (December 31, 2023: € 1.1 billion) and provisions relating to regulatory enforcement matters of € 0.1 billion (December 31, 2023: € 0.1 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.

As previously disclosed, the Group is the defendant in several lawsuits by former Deutsche Postbank AG (Postbank) shareholders, regarding the adequacy of the purchase price of shares of Postbank paid by the bank in Deutsche Bank’s 2010 voluntary takeover offer of Postbank. In a hearing on April 26, 2024, the Higher Regional Court of Cologne assessed the claims of certain former Postbank shareholders that a higher offer price, in connection with Deutsche Bank’s voluntary takeover offer on October 7, 2010, should have been paid. During the hearing, the court indicated that it may find elements of these claims valid in a later ruling. While Deutsche Bank continues to disagree strongly with this assessment, the court’s statements have impacted Deutsche Bank’s estimation of the probability of a future outflow. As a consequence, Deutsche Bank recognized a provision of approximately € 1.3 billion in the second quarter of 2024 to provide for the amount of the claims and cumulative interest. In the third quarter of 2024, Deutsche Bank reached settlement agreements with a large portion of the plaintiffs amounting to € 357 million. These settlements resulted in a release of € 444 million of the original provision. As of September 30, 2024, a provision of € 547 million remains in place for the outstanding plaintiff claims. On October 23, 2024, the Higher Regional Court of Cologne is scheduled to announce a decision in the pending proceedings.

In respect of the RusChem Alliance (RCA) litigation, in a hearing of the Russian court on May 28, 2024, the court fully granted RCA’s payment claim and RCA's motion for interim measures by which a corresponding amount in the bank’s Russian subsidiary was frozen. On June 21, 2024, Deutsche Bank filed its appeal. In the hearing on September 2, 2024, the court of appeal rejected Deutsche Bank’s appeal and confirmed RCA’s claim for payment of approximately € 238 million plus interest. At the end of September 2024, Deutsche Bank filed a further appeal in Russia and RCA filed an application for an anti-suit injunction (ASI) order in Russia. In a hearing on October 16, 2024, the Russian court granted the ASI order against Deutsche Bank prohibiting Deutsche Bank from continuing any court proceedings outside of Russia related to this issue or enforcing any judgments or orders granted by a court outside of Russia. The Group continues to recognize a provision in the amount of approximately € 260 million and a corresponding reimbursement asset under an indemnification agreement, which is not impacted by the ASI order.

In addition, Deutsche Bank and Palladium Hotels Group (PHG) agreed a full and final settlement on confidential terms of claims by PHG over alleged losses in respect of foreign exchange derivative trades entered into with the bank. The High Court proceedings were dismissed in July 2024.

General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € (0.3) billion for the three months ended September 30, 2024 (€ 0.1 billion for the three months ended September 30, 2023) and € 1.4 billion for the nine months ended September 30, 2024 (€ 0.6 billion for the nine months ended September 30, 2023). The decrease over the prior-year three-month period was mainly attributable to the partial release of the Postbank takeover litigation provision. The increase over the prior-year nine-month period was mainly attributable to the Postbank takeover litigation provision.

Deutsche Bank
Earnings Report as of September 30, 2024

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of September 30, 2024, these contingent liabilities are € 0.5 billion for civil litigation matters (December 31, 2023: € 1.9 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2023: € 0.2 billion). The decrease in contingent liabilities for civil litigation matters was primarily driven by the Postbank takeover litigation provision, where the Group recorded a provision in the second quarter of 2024 and cancelled the formerly existing contingent liability, respectively. These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2023 in the section captioned “Current Individual Proceedings”. The disclosed matters include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.

Deutsche Bank
Earnings Report as of September 30, 2024

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after Additional Tier 1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 28% for the third quarter of 2024 and 30% for the prior year’s comparative period. The tax rate was 32% for the nine months ended September 30, 2024, and 30% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the reporting periods in 2024 and all quarters in 2023.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	539	813	319	168	2,393	4,231
Profit (loss)	388	586	230	121	1,742	3,065
Profit (loss) attributable to noncontrolling interests	0	0	0	0	32	32
Profit (loss) attributable to DB shareholders and additional equity components	388	586	230	121	1,710	3,033
Profit (loss) attributable to additional equity components	33	69	42	7	22	172
Profit (loss) attributable to Deutsche Bank shareholders	355	517	188	113	1,688	2,861
Average allocated shareholders’ equity[1]	11,654	23,759	13,949	5,352	11,278	65,991
Deduct: Average allocated goodwill and other intangible assets[1,2]	766	783	(24)	2,955	2,271	6,752
Average allocated tangible shareholders’ equity[1]	10,888	22,976	13,972	2,396	9,007	59,239
Post-tax return on average shareholders’ equity[1]	12.2%	8.7%	5.4%	8.5%	N/M	17.3%
Post-tax return on average tangible shareholders’ equity[1]	13.1%	9.0%	5.4%	18.9%	N/M	19.3%

N/M – Not meaningful

1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of September 30, 2024

	Three months ended Sep 30, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	755	674	387	109	447	2,372
Profit (loss)	544	485	279	78	275	1,661
Profit (loss) attributable to noncontrolling interests	0	0	0	0	24	24
Profit (loss) attributable to DB shareholders and additional equity components	544	485	279	78	251	1,637
Profit (loss) attributable to additional equity components	28	60	32	6	20	146
Profit (loss) attributable to Deutsche Bank shareholders	516	425	246	73	231	1,491
Average allocated shareholders’ equity[1]	11,542	23,979	13,382	5,178	8,826	62,908
Deduct: Average allocated goodwill and other intangible assets[1,2]	822	746	826	2,930	1,123	6,448
Average allocated tangible shareholders’ equity[1]	10,720	23,233	12,556	2,248	7,703	56,460
Post-tax return on average shareholders’ equity[1]	17.9%	7.1%	7.4%	5.6%	N/M	9.5%
Post-tax return on average tangible shareholders’ equity[1]	19.2%	7.3%	7.8%	12.9%	N/M	10.6%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	Nine months ended Sep 30, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,742	2,823	1,063	449	(83)	5,994
Profit (loss)	1,254	2,033	765	324	(292)	4,084
Profit (loss) attributable to noncontrolling interests	0	0	0	0	105	105
Profit (loss) attributable to DB shareholders and additional equity components	1,254	2,033	765	324	(398)	3,978
Profit (loss) attributable to additional equity components	87	186	111	19	66	470
Profit (loss) attributable to Deutsche Bank shareholders	1,167	1,847	654	304	(464)	3,508
Average allocated shareholders’ equity[1]	11,497	23,647	13,830	5,308	11,459	65,741
Deduct: Average allocated goodwill and other intangible assets[1,2]	769	799	139	2,956	2,042	6,706
Average allocated tangible shareholders’ equity[1]	10,728	22,848	13,691	2,352	9,418	59,035
Post-tax return on average shareholders’ equity[1]	13.5%	10.4%	6.3%	7.6%	N/M	7.1%
Post-tax return on average tangible shareholders’ equity[1]	14.5%	10.8%	6.4%	17.3%	N/M	7.9%

N/M – Not meaningful

1Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	Nine months ended Sep 30, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	2,195	2,146	875	326	(163)	5,380
Profit (loss)	1,580	1,545	630	235	(246)	3,745
Profit (loss) attributable to noncontrolling interests	0	0	0	0	89	89
Profit (loss) attributable to DB shareholders and additional equity components	1,580	1,545	630	235	(335)	3,656
Profit (loss) attributable to additional equity components	82	171	92	17	61	422
Profit (loss) attributable to Deutsche Bank shareholders	1,499	1,374	538	219	(395)	3,234
Average allocated shareholders’ equity[1]	11,673	23,583	13,118	5,161	9,116	62,651
Deduct: Average allocated goodwill and other intangible assets[1,2]	802	713	838	2,951	1,082	6,386
Average allocated tangible shareholders’ equity[1]	10,871	22,869	12,280	2,210	8,034	56,264
Post-tax return on average shareholders’ equity[1]	17.1%	7.8%	5.5%	5.6%	N/M	6.9%
Post-tax return on average tangible shareholders’ equity[1]	18.4%	8.0%	5.8%	13.2%	N/M	7.7%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of September 30, 2024

Post-tax return on average tangible shareholders’ equity excluding Postbank takeover litigation provision

Post-tax return on average tangible shareholders’ equity excluding Postbank takeover litigation provision is an adjustment to the aforementioned post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure. Post-tax return on average tangible shareholders’ equity excluding Postbank takeover litigation provision is calculated by deducting provisions related to the Postbank takeover litigation including the resulting income tax effect from Profit (loss) attributable to Deutsche Bank shareholders. The Group believes that a presentation of Post-tax return on average tangible shareholders’ equity excluding Postbank takeover litigation provision provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2024	Three months ended Sep 30, 2023	Nine months ended Sep 30, 2024	Nine months ended Sep 30, 2023
Profit (loss) attributable to DB shareholders	2,861	1,491	3,508	3,234
Adjustment for Postbank takeover litigation provision	(432)[1]	0	904	0
Income tax effect from the adjustment for Postbank takeover litigation provision	71	0	(140)	0
Profit (loss) attributable to DB shareholders excluding Postbank takeover litigation provision	2,499	1,491	4,271	3,234
Average allocated shareholders’ equity	65,991	62,908	65,741	62,651
Average tangible shareholders' equity	59,239	56,460	59,036	56,264
Post-tax return on average shareholders' equity excluding Postbank takeover litigation provision	15.1%	9.5%	8.7%	6.9%
Post-tax return on average tangible shareholders' equity excluding Postbank takeover litigation provision	16.9%	10.6%	9.6%	7.7%

1€ 432 million adjustment consisting of a provision release of € 444 million related to settlements reached net of € 12 million accrued interest in the third quarter 2024 on the remaining provision

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the segmental operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

	Three months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,841	2,523	2,319	660	2,126	9,470
DVA	0	(16)	0	0	(2)	(18)
Revenues excluding specific items	1,841	2,507	2,319	660	2,124	9,452

	Three months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,890	2,271	2,341	594	685	7,781
DVA	0	(5)	0	0	(1)	(6)
Revenues excluding specific items	1,890	2,266	2,341	594	684	7,775

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net Revenues	5,642	8,168	7,027	1,940	1,377	24,154
DVA	0	9	0	0	2	11
Revenues excluding specific items	5,642	8,177	7,027	1,940	1,379	24,165

	Nine months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net Revenues	5,807	7,323	7,177	1,803	511	22,621
DVA	0	19	0	0	(3)	16
Revenues excluding specific items	5,807	7,342	7,177	1,803	508	22,637

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank
Earnings Report as of September 30, 2024

Net interest income in the key banking book segments

Net interest income in the key banking book segments is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is net interest income. Key banking book segments are defined as the Group’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Net interest income in the key banking book segments is calculated as the Group’s total net interest income excluding other funding effects (e.g., centrally held funding costs) and impacts driven by accounting asymmetry in the recognition of the Group’s trading book and related hedging activities. The Group believes that a presentation of net interest income in the key banking book segments provides a more meaningful depiction of the net interest income associated with the Group’s operating businesses.

The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2024	Three months ended Sep 30, 2023	Nine months ended Sep 30, 2024	Nine months ended Sep 30, 2023

Group
Net interest income	3,724	4,058	11,174	12,132
Key banking book segments and other funding effects[1]	3,230	3,208	9,921	9,794
Key banking book segments	3,255	3,359	10,032	10,381
Other funding effects[1]	(26)	(151)	(111)	(587)
Accounting asymmetry driven[2]	494	850	1,253	2,339
Average interest earning assets[3] (in € bn)	1,006	971	994	976
Net interest margin[4]	1.5%	1.7%	1.5%	1.7%

Key banking book segments
Corporate Bank
Net interest income	1,179	1,212	3,757	3,858
Average interest earning assets[3] (in € bn)	127	123	125	126
Net interest margin[4]	3.7%	3.9%	4.0%	4.1%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	650	636	1,976	1,940
Average interest earning assets[3] (in € bn)	96	92	94	93
Net interest margin[4]	2.7%	2.8%	2.8%	2.8%

Private Bank
Net interest income	1,426	1,511	4,299	4,584
Average interest earning assets[3] (in € bn)	260	265	262	266
Net interest margin[4]	2.2%	2.3%	2.2%	2.3%

Total Key banking book segments
Net interest income	3,255	3,359	10,032	10,381
Average interest earning assets[3] (in € bn)	484	480	482	485
Net interest margin[4]	2.7%	2.8%	2.8%	2.9%

1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other

2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury; which are not key banking book segments

3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year

4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank
Earnings Report as of September 30, 2024

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with its operating businesses.

	Three months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,177	1,578	1,795	441	(246)	4,744
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	5	3	1	(0)	(353)	(344)
Restructuring and severance	16	18	10	4	(6)	42
Total Nonoperating costs	21	21	11	4	(359)	(302)
Adjusted costs	1,156	1,557	1,784	437	113	5,047

	Three months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,124	1,539	1,780	444	278	5,164
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	6	2	3	2	92	105
Restructuring and severance	23	27	35	5	4	94
Total Nonoperating costs	28	29	39	8	96	199
Adjusted costs	1,096	1,511	1,741	436	182	4,965

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,576	4,889	5,391	1,350	1,545	16,751
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	89	99	16	15	1,157	1,376
Restructuring and severance	49	70	113	12	(0)	243
Total Nonoperating costs	138	169	129	27	1,157	1,619
Adjusted costs	3,437	4,721	5,262	1,323	388	15,131

	Nine months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,419	4,932	5,714	1,353	805	16,223
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	96	93	102	26	249	566
Restructuring and severance	42	69	223	21	23	377
Total Nonoperating costs	137	162	325	46	272	943
Adjusted costs	3,282	4,769	5,389	1,307	533	15,280

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Deutsche Bank
Earnings Report as of September 30, 2024

Profit (loss) before tax excluding Postbank takeover litigation provision

Profit (loss) before tax excluding Postbank takeover litigation provision is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss) before tax. Profit (loss) before tax excluding the Postbank takeover litigation provision is calculated by deducting provisions related to the Postbank takeover litigation from Profit (loss) before tax under IFRS. The Group believes that a presentation of Profit (loss) before tax excluding Postbank takeover litigation provision provides a more meaningful depiction of the profitability associated with its operating businesses.

The following table provides a reconciliation of Profit (loss) before tax excluding Postbank takeover litigation provision for the Group:

in € m. (unless stated otherwise)	Three months ended Sep 30, 2024	Three months ended Sep 30, 2023	Nine months ended Sep 30, 2024	Nine months ended Sep 30, 2023
Profit (loss) before tax	4,231	2,372	5,994	5,380
Adjustment for Postbank takeover litigation provision	(432)[1]	0	904	0
Profit (loss) before tax excluding Postbank takeover litigation provision	3,799	2,372	6,897	5,380

1€ 432 million adjustment consisting of a provision release of € 444 million related to settlements reached net of € 12 million accrued interest in the third quarter 2024 on the remaining provision

Profit (loss) excluding Postbank takeover litigation provision

Profit (loss) excluding Postbank takeover litigation provision is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss). Profit (loss) excluding the Postbank takeover litigation provision is calculated by deducting provisions related to the Postbank takeover litigation including the resulting income tax effect from Profit (loss) under IFRS. The Group believes that a presentation of Profit (loss) excluding Postbank takeover litigation provision provides a more meaningful depiction of the profitability associated with its operating businesses.

The following table provides a reconciliation of Profit (loss) excluding Postbank takeover litigation provision for the Group:

in € m. (unless stated otherwise)	Three months ended Sep 30, 2024	Three months ended Sep 30, 2023	Nine months ended Sep 30, 2024	Nine months ended Sep 30, 2023
Profit (loss)	3,065	1,661	4,084	3,745
Adjustment for Postbank takeover litigation provision	(432)[1]	0	904	0
Income tax effect from the adjustment for Postbank takeover litigation provision	71	0	(140)	0
Profit (loss) excluding Postbank takeover litigation provision	2,704	1,661	4,847	3,745

1€ 432 million adjustment consisting of a provision release of € 444 million related to settlements reached net of € 12 million accrued interest in the third quarter 2024 on the remaining provision

Cost/income ratio excluding Postbank takeover litigation provision

Cost/income ratio excluding Postbank takeover litigation provision is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is the ratio of total noninterest expenses divided by total net revenues, which the Group refer to as cost/income ratio. Cost/income ratio excluding Postbank takeover litigation provision is calculated by deducting provisions related to the Postbank takeover litigation provision from noninterest expenses. The Group believes that a presentation of Cost/income ratio excluding Postbank takeover litigation provision provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2024	Three months ended Sep 30, 2023	Nine months ended Sep 30, 2024	Nine months ended Sep 30, 2023
Net revenues	9,470	7,781	24,154	22,621
Noninterest expenses	4,744	5,164	16,751	16,223
Cost/Income ratio	50.1%	66.4%	69.3%	71.7%
Adjustment for Postbank takeover litigation provision	(432)[1]	0	904	0
Noninterest expenses excluding Postbank takeover litigation provision	5,177	5,164	15,847	16,223
Cost/Income ratio excluding Postbank takeover litigation provision	54.7%	66.4%	65.6%	71.7%

1€ 432 million adjustment consisting of a provision release of € 444 million related to settlements reached net of € 12 million accrued interest in the third quarter 2024 on the remaining provision

Deutsche Bank
Earnings Report as of September 30, 2024

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) provides a better comparison to the Group’s competitors.

in € b. (unless stated otherwise)	Sep 30, 2024	Dec 31, 2023
Total assets	1,384	1,317
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	185	196
Deduct: Derivatives cash collateral received / paid	50	56
Deduct: Securities Financing Transactions credit line netting	2	2
Deduct: Pending settlements netting	60	29
Net assets (adjusted)	1,086	1,034

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2024	Dec 31, 2023
Total shareholders’ equity (Book value)	67,278	65,999
Goodwill and other intangible assets[1]	(6,721)	(6,573)
Tangible shareholders’ equity (Tangible book value)	60,558	59,426

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2024	Dec 31, 2023
Number of shares issued	1,994.7	2,040.2
Treasury shares	(50.8)	(48.2)
Vested share awards	37.3	46.3
Basic shares outstanding	1,981.2	2,038.4

Book value per basic share outstanding in €	33.96	32.38
Tangible book value per basic share outstanding in €	30.57	29.15

Deutsche Bank
Earnings Report as of September 30, 2024

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Telephone: +49 69 910-00

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Publication

Published on October 23, 2024

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 14, 2024, under the heading “Risk Factors”.